Econ 101

Station Casinos, Inc. 2004 Annual Report

STATION CASINOS, INC.

1977

THE CASINO CONTINUES TO EXPAND AND

1984

1994

1995

1999

2000

2003

2004

Econ 101

STATION CASINOS, INC. 2004 ANNUAL REPORT

TABLE OF CONTENTS:

INTRODUCTION

Supply/Demand Theory

Las Vegas is booming with no sign of slowing down. The population growth continues to outpace the rest of the nation. Las Vegas has created an economy with a sustained housing market and community development unlike anywhere in the United States.

At the same time there are substantial barriers to entry for building new gaming projects in the local's gaming market.

This environment creates a great opportunity for our company due to a "text book" supply and demand imbalance.

Our Investment Thesis:
Execute Classic Supply/Demand Theory

Since the inception of our Company in 1976, we have consistently focused on catering to a local market, the first, and still the most significant of which, is the Las Vegas local's market.

While the Las Vegas local's market has always been very strong thanks to the demand generated by a vibrant economy, substantial population growth, investment in the community and a growing employment base, a paradigm shift regarding supply has taken place, culminating in the passage by the Nevada State Legislature of Senate Bill ("SB") 208 in 1997.

SB208 significantly limits where casinos can be built in the Las Vegas Valley. That legislation set forth strict guidelines for development of casinos off the Las Vegas Strip or away from Downtown Las Vegas. SB208 also outlines very demanding criteria that must be met in order for a parcel of property to be gaming entitled.

We recognized the opportunity presented by SB208 and that became the catalyst for our current strategic direction. The passage of this legislation led to a classic supply/demand imbalance – much like the ones we studied in college in our Econ 101 class. We immediately began to examine every piece of property that could be gaming entitled and began to assemble the largest portfolio of gaming entitled property in the Las Vegas metropolitan area. Today we have five sites comprising 250 acres that can be developed as business conditions dictate.

As this supply/demand imbalance began to unfold, we became more convinced about the value of our Las Vegas franchise. We also recognized the sustainable competitive advantage that could be realized from having a leadership position in this market, as a result, in late 2000 and early 2001 we sold all of our non-Las Vegas operations and acquired three major properties in the Las Vegas local's market. Since then, we have continued to develop new casinos and acquire existing local casinos and today have fourteen properties in the Station Casinos family. Under classic supply/demand theory, owning more supply in a market with growing demand and significant barriers to entry should create substantial value to our shareholders. We intend to continue to aggressively expand in this market through further development as well as acquisitions.

Las Vegas still leads nation in home value growth

SOURCE: LAS VEGAS REVIEW-JOURNAL, DECEMBER 11, 2004

TOP 10 HOUSING MARKETS

RANK	CITY	MEDIAN PRICE	PERCENT CHANGE
1.	LAS VEGAS	$283,200	53.7
2.	BRADENTON, FLA.	$248,000	40.7
3.	RIVERSIDE-SAN BERNARDINO, CALIF.	$311,700	36.2
4.	SAN DIEGO	$578,300	32.5
5.	SACRAMENTO, CALIF.	$329,700	30.5
6.	WEST PALM BEACH-BOCA RATON, FLA.	$321,500	29.0
7.	NORFOLK-VIRGINIA BEACH, VA.	$182,200	27.3
8.	FT. MYERS-CAPE CORAL, FLA.	$194,800	26.3
9.	ORANGE COUNTY, CALIF.	$643,600	26.0
10.	LOS ANGELES	$452,400	24.0

Southern Nevada Index of Leading Economic Indicators

January 1990 - September 2004

SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH


135
130
125
120
115
110
105
January 1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
September 2004

Chapter One

Demand Drivers

There are a number of metrics that drive demand for our products including significant population growth, an expanding employment base in Las Vegas, economic investment in the community and our unique marketing programs.

The impact of these demand drivers is the rapid growth of the Las Vegas local's market.

Today the Las Vegas local's market is about a $2.4 billion market, making it one of the largest in the country. By way of comparison, the Chicago market generates about the same in gaming revenues annually. Applying some very modest assumptions – that the population only grows at a 3% rate and that the average gaming revenue per person only grows at 2% annually, the Las Vegas local's market should be a $3.2 billion market by the end of the decade.

Las Vegas Local's Market Gaming Revenue

(in millions)

SOURCE: ESTIMATED USING NEVADA GAMING CONTROL BOARD REVENUE REPORTS AND PUBLIC COMPANY FILINGS



3,200
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
$1,023
$1,157
$1,249
$1,457
$1,610
$1,790
$1,871
$2,100
$2,187
$2,355
$2,724
$3,171
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2007
2010

Average Gaming Revenue Per Person

(Gaming Revenue in Las Vegas Local's Market Divided by the Population)

ASSUMES 2% ANNUAL INCREASES THROUGH 2010.



1,600
1,500
1,400
1,300
1,200
$1,348
$1,430
$1,518
2004
2007
2010

The exceptional growth in Las Vegas is not a new phenomenon. The Southern Nevada Business Activity Index demonstrates that over the last 15 years, Clark County has enjoyed a remarkably strong economy. The Southern Nevada Business Activity Index is published by the UNLV Center for Business and Economic Research and uses information including gaming revenue, taxable sales receipts and employment to give a general picture of how businesses are doing in Clark County.

SOUTHERN NEVADA BUSINESS ACTIVITY INDEX
January 1990 - September 2004
SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH


250
200
150
100
50
January 1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
September 2004


"The unemployment rate in Nevada is the lowest since the state began keeping that statistic back in 1978."
– Las Vegas Review-Journal, November 20, 2004



SUBSTANTIAL INFRASTRUCTURE DEVELOPMENT IN THE LAS VEGAS VALLEY IS HELPING TO FUEL THE LOCAL ECONOMY.



"Ten people move to Las Vegas every hour."

—*Las Vegas Review-Journal*, December 22, 2004



Demand Driver: Population Growth

For the eighteenth year in a row, Nevada has led the country as the fastest growing state, in large measure due to the rapid growth in Southern Nevada. In 2004, the population in the Las Vegas area grew by 95,000 people. Roughly 5,000-8,000 people per month move to Las Vegas due to the availability of good jobs, the fact that there are no state, personal or corporate income taxes, the great year round climate, the relatively low cost of living compared to surrounding states and a variety of entertainment options which are especially appealing to seniors. Clark County has been the fastest growing county in the country for some time, and now North Las Vegas is the second fastest growing city in the country growing 25% over the last three years. The city of Henderson is now the third fastest growing city in the country with 23% growth over the last three years and recently surpassed Reno to become the second largest city in Nevada.

CLARK COUNTY POPULATION
(in thousands)
SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH


1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
1,055
1,119
1,193
1,261
1,327
1,394
1,486
1,550
1,620
1,715
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Demand Driver: Job Creation

One of the significant strengths in the Las Vegas local's market is the availability of jobs. Over the last year over 40,000 new jobs were created in Las Vegas across a broad range of industries. Contrary to public perception, gaming and entertainment account for only about 18% of all jobs in Las Vegas. During the past year we saw significant increases in construction, transportation and other service industry jobs. Having a wide variety of industries to chose from makes Las Vegas an even more attractive destination for people seeking employment. As a result of the general economic climate, the unemployment rate in Las Vegas was only 3.5% at the end of the year, substantially lower than the national average. With the continued migration of people to the sunbelt, Nevada and, in particular, Las Vegas, has been a beneficiary of the economic impact of that migration through increased jobs.

Total Employment Las Vegas Metropolitan Area
(in thousands)

SOURCE: NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND REHABILITATION


1,000
900
800
700
600
500
0
566
620
660
692
741
772
779
806
841
886
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Nevada
RENO
ELKO
CARSON CITY
LAS VEGAS

Unemployment Rate Estimates
December 2004

SOURCE: NEVADA DEPARTMENT OF EMPLOYMENT TRAINING AND DEVELOPMENT

LAS VEGAS	3.5%
RENO	3.3%
CARSON CITY	4.9%
ELKO	3.8%
NEVADA	4.0%
CALIFORNIA	5.8%
UNITED STATES	5.4%

UNEMPLOYMENT RATES BASED ON UNROUNDED DATA SEASONALLY ADJUSTED

While gaming was not in the top ten industries in terms of growth rate for 2004, there will be a substantial number of new gaming-related jobs created in 2005 and 2006 with the opening of Wynn Las Vegas, the Palazzo, Encore and the new tower at Caesars Palace.

NEVADA LABOR FORCE

(in thousands)

SOURCE: NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND DEVELOPMENT

	DECEMBER 2004	DECEMBER 2003	% CHANGE
TOTAL LABOR FORCE	1,187.9	1,144.7	3.8%
UNEMPLOYMENT	45.9	51.8	-11.4%
TOTAL EMPLOYMENT	1,141.9	1,092.9	4.5%
MINING	9.2	8.8	4.5%
CONSTRUCTION	116.1	103.9	11.7%
SERVICE INDUSTRIES	997.4	958.0	4.1%
HOTELS, GAMING	206.3	204.4	0.9%
GOVERNMENT	145.2	139.7	3.9%

LAS VEGAS LABOR FORCE

(in thousands)

SOURCE: NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND DEVELOPMENT

	DECEMBER 2004	DECEMBER 2003	% CHANGE
TOTAL LABOR FORCE	955.4	912.3	4.7%
UNEMPLOYMENT	33.8	41.4	-18.4%
TOTAL EMPLOYMENT	921.5	870.9	5.8%
MINING	1.3	1.3	0.0%
CONSTRUCTION	93.4	84.1	11.1%
SERVICE INDUSTRIES	763.2	729.4	4.6%
HOTELS, GAMING	168.1	165.4	1.0%
GOVERNMENT	97.5	93.2	4.6%


Currently, more than
$5 billion in construction
is underway on the
Las Vegas strip.




Wynn

MULTIPLIER EFFECT OF THE INVESTMENT IN
VEGAS CREATES NEW JOBS AND STRENGTHENS THE
VEGAS ECONOMY.



Red Rock Resort Spa and Casino will be the premier local's gaming property when it opens in 2006.



Demand Driver: Economic Investment in Las Vegas

Las Vegas is currently undergoing another wave of substantial investment in many sectors of the community. Residential building is at an all-time high, commercial development is strong as is infrastructure investment in terms of new roads, schools and utilities. In 2004 there were roughly 30,000 new homes sold, breaking the previous year's record performance. The sale of previously owned homes also set new records in 2004.

ANNUAL NEW HOME RECORDED SALES

SOURCE: HOME BUILDERS RESEARCH INC.


30,000
25,000
20,000
15,000
10,000
5,000
0
17,903
19,785
19,839
20,259
21,162
20,520
22,940
22,502
25,230
29,248
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

While the commercial, residential and infrastructure development in Las Vegas continues at a very robust pace, development on the Strip will take the Las Vegas economy to a new level. Wynn LV, Palazzo, Encore and the new Caesars tower alone account for over $5 billion in projects currently under construction on the Strip. Given the continued strength of Las Vegas as the premier entertainment destination in the world, we expect that there will be much more development on the Strip. MGM Mirage has announced its intention to develop a new City Center, which will include residential, retail, commercial and other urban development. We expect other residential high rises to be developed along both sides of the I-15 corridor. We also anticipate more redevelopment of existing properties so that they can remain competitive with the new products offered on the Strip. All this investment and its economic multiplier effect ensures a development pipeline that will continue to fuel our economy for the foreseeable future.

CHAPTER TWO

Current Supply Dynamics

AT THE SAME TIME DEMAND IS GROWING DUE TO POPULATION INCREASES, EMPLOYMENT GROWTH AND INVESTMENT IN THE COMMUNITY, THE SUPPLY OF LOCAL'S GAMING IS CONSTRAINED.

IN 1997, SB 208 WAS PASSED BY THE NEVADA LEGISLATURE. SB 208 SIGNIFICANTLY LIMITS WHERE GAMING PROPERTIES CAN BE BUILT OFF THE LAS VEGAS STRIP OR AWAY FROM DOWNTOWN LAS VEGAS. AS A RESULT, THERE ARE SIGNIFICANT BARRIERS TO ENTRY INTO THE MARKET. AS WE RECOGNIZED THE SUPPLY/DEMAND DYNAMIC THAT WAS UNFOLDING, WE IMPLEMENTED A STRATEGIC PLAN WHICH CALLED FOR AGGRESSIVELY CONTROLLING FUTURE GAMING SITES IN THE LOCAL'S MARKET. CONSEQUENTLY, WE NOW CONTROL THE MAJORITY OF EXISTING SITES AVAILABLE FOR FUTURE DEVELOPMENT OF LOCAL'S CASINOS.

Another part of our strategic plan is to provide the best product in the market. We want the best product because we believe quality drives demand. That thought process led to the development of the concept of making our casinos part of an "entertainment mall" for local customers. In addition to gaming, our properties include movie theaters, bowling alleys, multiple restaurant concepts, live entertainment and child care facilities. These "entertainment malls" are designed for repeat visitation. Our goal is to be the entertainment destination of choice for all local customers.

We first applied this concept to Boulder Station, which has enjoyed unparalleled success since its opening in 1994. Subsequently, each new property developed has adopted the "best practices" of the prior projects. Rather than take a "cookie cutter" approach, we design each property to address the specific needs of each market.

Property	Date Opened	Ownership Percentage	Acreage	Slots	Tables	Rooms	Restaurants	Fast Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking
[illegible]	[illegible]	100%	38	1,847	53	1,00[illegible]	7	7				1,900
[illegible]	[illegible]	100%	46	2,657	[illegible]	300	5	9	[illegible]		Yes	[illegible]
[illegible]	[illegible]	100%	[illegible]	2,45[illegible]	37	206	[illegible]	7	18	60	Yes	[illegible]
[illegible]	[illegible]	100%	[illegible]	[illegible]	[illegible]	[illegible]	8	6	12		Yes	[illegible]
[illegible]	[illegible]	100%	[illegible]	[illegible]	[illegible]	200	4	[illegible]		56		[illegible]
[illegible]	[illegible]	100%	25	[illegible]	16	100	4	5				[illegible]
[illegible]	[illegible]	100%	[illegible]	1,400	29	224	4					
[illegible]	[illegible]	100%	[illegible]	240	10	202	1					
[illegible]	[illegible]	100%	[illegible]	[illegible]			1					
[illegible]	[illegible]	100%	2	190			1					
[illegible]	[illegible]	100%	[illegible]	[illegible]			[illegible]					
[illegible]												
[illegible]	[illegible]	50%	[illegible]	[illegible]	[illegible]	[illegible]	5	6	[illegible]			[illegible]
[illegible]	[illegible]	50%		[illegible]			1	1				
[illegible]												
[illegible]	[illegible]		49	[illegible]	[illegible]		[illegible]	[illegible]				
[illegible]												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	[illegible]	16			[illegible]
[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]


drop bar
TRIPLE CASH



29 30
32 33
35 36
REDIT
SEVEN
HORN HIGH
HORN HIGH
HORN BET
3 of a Kind
HOLD
WILD
Lucky
Fortune
Bonus

GAMING: SOMETHING FOR EVERYONE

VARIETY OF

ON OUR CASINO FLOOR AND

LATEST SLOTS AND

GAMES PRODUCT.

NG FOR EVERY TASTE





[illegible] Twenty-Four Seven

























World Class Entertainment






JUMBO PENNY
BOARDING PASS BONUS
PROGRESSIVE BONUS LINK
TRIPLE PLAY
MULTI-HAND
MULTI-DENOMINAT


JUMBO JACKPOT
BOARDING PASS BONUS
STATION CASINOS
JACK POTS

...ING PROGRAMS


Yo le
oportunidades
en maquinitas


TEAMWORK
IN ACTION

Areas of Giving


THE HOMELESS – 7%
FINDING A CURE
DOMESTIC VIOLENCE
INCLUSION
DIVERSITY – 4%
RESPONSIBLE
CREATING OPPORTUNITIES
THROUGH EDUCATION – 28%

"[illegible] THE WORLD YOU MIGHT BE ONE [illegible]ON, BUT TO ONE PERSON YOU MIGHT [illegible] WORLD."

[illegible] than a quarter century, Station Casinos has been an integral [illegible] of Southern Nevada's philanthropic landscape. Through innovative approaches, [illegible] Start and Caring for our Community programs, we are helping solve [illegible] of the Las Vegas Valley's most pressing challenges through volunteerism [illegible] programmatic assistance.

[illegible] these programs are our Team Member volunteers who [illegible] company's "be a good neighbor" philosophy to life in classrooms, [illegible] and domestic violence shelters and senior centers. We are nearly [illegible] and changing lives every day.

[illegible] START

[illegible] our Smart Start program, our properties partner with Clark County's [illegible] elementary schools providing volunteers and resources to ensure that [illegible] with challenging financial situations at home are assured access to the [illegible] opportunities that will help them become successful adults.

[illegible] FOR OUR COMMUNITY

[illegible], thousands of Southern Nevada's most needy residents benefit from [illegible] program where a $50,000 donation along with a public service [illegible] provided each month to a local non-profit organization. The campaign [illegible] resulted in greater awareness and a stronger volunteer and financial support base [illegible] philanthropic entities we've supported.

Chapter Three

Future Supply Opportunities

One result of the barriers to entry into the Las Vegas local's market is that there has not been any new casino capacity come into the market for several years. We expect that 2006 will bring the opening of Red Rock Resort and another local property built by a competitor. We intend to capture a significant portion of growing demand through a combination of organized growth, master planned development, new unit growth and acquisitions. We are much better prepared to meet the growing demand as we own more gaming entitled property than any other operator in Las Vegas.


Sunrise from
the tenth floor at
Red Rock Resort
Spa and Casino.




61
Station
Casinos, Inc.
2004
annual
report








RED ROCK RESORT
SPA AND CASINO. OPENING
THE FIRST QUARTER
OF 2006.






Our Strip adjacent land holdings in and around Wild Wild West comprise some of the most valuable real estate in Las Vegas.


I-215
I-15
RANCHO
LAKE MEAD
WILDFIRE CASINO
DOWNTOWN
93
95
CHARLESTON
red rock
casino · resort · spa
PALACE STATION
SAHARA AVE
147
BOULDER STATION
BOULDER HIGHWAY
THE STRIP
PARADISE
DESERT INN RD
I-515
TROPICANA AVE
WILD WILD WEST
McCARRAN INTERNATIONAL AIRPORT
FLAMINGO
SUNSET RD
BARLEY'S
I-215
HENDERSON
DURANGO
WARM SPRINGS RD
GREEN VALLEY RANCH PKWY.
SUNSET STATION
SUNSET RD
93
95
I-15
I-215
FIESTA
Green Valley Ranch
LAS VEGAS
HORIZON
CACTUS
FUTURE DEVELOPMENT SITES



CACTUS



DURANGO



FLAMINGO

California


Indian Tribe
of Chico Rancheria
Indians of the
Rancheria
& MARIN COUNTIES, CALIFORNIA
SACRAMENTO
United Auburn Indian Community
of the Auburn Rancheria
LINCOLN, CALIFORNIA
North Fork
Rancheria
FORK, CALIFORNIA
FRESNO

Michigan


Match-e-Be-Nash-She-Wish
Band of Pottawatomi Indians
known as the Gun Lake Tribe)
BRADLEY, MICHIGAN
GRAND RAPIDS
KALAMAZOO

Indian Gaming

We are very proud of our management and development agreements with five different tribes. We believe our local's market orientation business model is easily exportable to new jurisdictions and that virtually every tribal gaming venue is in a local market.

2004 was another spectacular year! We all have one more reason to celebrate...


TO
FORTUNE


N CASINO
CASINOS
COMPANY
ORK FOR!
MAGAZINE 100



Dear Fellow Shareholders:

ON BEHALF OF THE ENTIRE STATION CASINOS, INC. MANAGEMENT TEAM, WE THANK YOU FOR THE CONFIDENCE AND SUPPORT YOU HAVE SHOWN OUR COMPANY THIS LAST YEAR. WITH YOUR SUPPORT, WE ARE ABLE TO REPORT THAT 2004 WAS ANOTHER EXCEPTIONAL YEAR, NOT ONLY OPERATIONALLY, BUT ALSO STRATEGICALLY, AS WE PREPARE FOR FUTURE YEARS OF CONTINUED GROWTH AND EXECUTION OF OUR GOAL OF OUTPERFORMANCE RELATIVE TO OUR PEERS IN THE INDUSTRY.

> > >

Las Vegas Local's Market Gaming Revenue

(in millions)

SOURCE: ESTIMATED USING NEVADA GAMING CONTROL BOARD REVENUE REPORTS AND PUBLIC COMPANY FILINGS


3,200
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
$1,023
$1,157
$1,249
$1,457
$1,610
$1,790
$1,871
$2,100
$2,187
$2,355
$2,724
$3,171
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2007
2010

Total Employment Las Vegas Metropolitan Area

(in thousands)

SOURCE: NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND REHABILITATION


1,000
900
800
700
600
500
0
566
620
660
692
741
772
779
806
841
886
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

2004: Another Year with Record Results

In the later half of 2003 our Las Vegas local's market franchise began to see a trend of increasing year over year same store revenue growth after experiencing relatively flat same store revenues post September 11th. As we entered 2004, we began to see double digit same store revenue growth. That trend continued throughout the year primarily due to the success of our Jumbo suite of products, the growing population and the continued exceptional supply/demand characteristics of the market. As a result, we saw record revenues, EBITDA and earnings per share in each quarter of 2004 compared to the prior year.

The Local's Market Continues to Outperform

The Las Vegas economy continues to be the envy of virtually every other community in the country. The population grew by 95,000 people in 2004, or roughly 6%, continuing a trend of 10 people per hour moving to Nevada - most of whom are moving to Las Vegas. The employment environment was also exceptional as over 40,000 new jobs were created year over year and by the end of the year our unemployment rate declined to 3.5%. The State of Nevada experienced its lowest unemployment rate since 1978 largely due to job growth in Las Vegas. The exceptional economy combined with substantially less regulatory, tax and political risk vis-à-vis other jurisdictions and the significant barriers to entry into the market provide our shareholders with the best risk/ reward relationship in the gaming industry.

Operating Leverage In the Business

Thanks to the continuing success of our Jumbo suite of products and our other marketing efforts which resulted in a 14% increase in revenues in the Las Vegas local's market in 2004, we were able to expand operating margins to 38% for the year. As we have shared with you in the past, there is substantial operating leverage on incremental revenues due to the fixed cost nature of our business. Our focus in 2005 will be to continue to generate incremental revenues through the use of innovative marketing programs and promotions. One of the keys to our success has historically been how we use various marketing techniques to drive revenues. Given the strength of the local economy and the continued lack of increased capacity in this market through all of 2005, we think we can increase same store revenues by 6%–10% in 2005.

Strategic Financings in 2004 Create a Platform for Future Growth

One of the most strategic initiatives we made in 2004 was the complete refinancing of our balance sheet. During the year we completed $2.25 billion in financings which position our company for future growth. We now have virtually no debt due until December of 2009, our weighted average cost of capital is only 5.9% at December 31, 2004 and 78% of our debt is fixed rate. These financings, along with our substantial projected free cash flow, will allow us to continue to develop properties which historically have generated returns on investment in the high teens to mid-twenty percent range. We were pleased that the public markets had the confidence to also revise our covenant package to allow for significantly more flexibility than we had previously. We believe we have a 10-15 year growth story in the Las Vegas market alone and now have the free cash flow and the balance sheet to enable us to execute our growth plans.

Acquisitions as a Growth Vehicle

During 2004 we acquired two small properties in the Las Vegas local's market. We continue to believe that there are other properties in Las Vegas and elsewhere that fit our investment return requirements. Our primary focus for acquisitions will continue to be in Las Vegas as we believe this is by far the best overall market in the industry. However, we are interested in other local markets and will continue to evaluate opportunities in jurisdictions that we consider to have the best regulatory, political and tax climate. We are not interested in getting bigger for the sake of size, but rather, we believe that our expertise in operating in local markets makes us well qualified to export that expertise to jurisdictions that meet our risk/reward proposition.

Land Holdings are another Key to Our Success

Over the last several years we have strategically assembled the largest portfolio of gaming entitled land in Las Vegas. We now have five parcels totaling over 250 acres which we can develop into gaming properties in the future. Our land held for development has substantial "hidden" value to shareholders. We believe these sites have value to our shareholders that is significantly in excess of cost, particularly given the limited number of sites available as a result of Senate Bill 208. We expect to develop these sites over the next several years. After Red Rock Resort Spa and Casino opens, we expect to begin the development of a new casino/entertainment complex on the land currently occupied by the Wild Wild West. The timing of the development of the other sites is dependent on the population growth patterns surrounding the locations as well as the strength of the local market economy. Due to the strength of both of these parameters, we are leaning toward more development sooner than we have previously thought in the past.

Native American Gaming – Using our Expertise in Other Markets

The United Auburn Indian Community had a very successful year at their Thunder Valley Casino just outside of Sacramento, California. We appreciate the opportunity to assist them with their development and operation of the property and look forward to continued success at Thunder Valley. The other four management contracts with the Match-E-Be-Nash-She-Wish Band of the Pottawatomi Indians, the Mechoopda Indian Tribe of Chico Rancheria the Federated Indians of the Graton Rancheria and the North Fork Mono Rancheria Tribe are in various stages of development. We look forward to developing entertainment complexes for these tribes and managing the properties for them. We continue to believe that managing casinos for Native Americans will be an important growth opportunity for our company in the future. We thank these tribes for their selection of Station Casinos as the manager of their properties and look forward to continuing to work closely with the tribes toward developing and operating the best gaming and entertainment facilities in their respective markets.

PROJECTED CLARK COUNTY POPULATION

(in thousands)

SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH


2,089
2010
1,819
2005
1,394
2000

PROJECTED LOCAL'S MARKET GAMING REVENUE

(in thousands)

ASSUMES 2% ANNUAL INCREASES THROUGH 2010


3,171
2010
2,501
2005
1,790
2000

Looking Forward to Continued Growth

Our plans for 2005 are in place. We see 2005 as another strong year for the company with 6% -10% same-store revenue growth and again experiencing double digit EBITDA and EPS growth. The master planned expansions at Green Valley Ranch, Santa Fe Station and Sunset Station will all be in operation this year. As we start to think about 2006, we are very excited about the opening of Red Rock Resort which will open in the first quarter of 2006. In addition in 2006, we plan to have a full year of operations from our previously mentioned master-planned expansions and continued same store growth in the Las Vegas local's market, along with roughly $10 million in management fees. With these assumptions we should again see strong double digit growth in EBITDA and EPS. After 2006, we have the five parcels in Las Vegas to develop, four Native American Gaming contracts to bring to fruition, further master-planned expansions, as well as, acquisitions to drive further growth. This is one of the strongest growth stories in the gaming industry.

Thanks for Another Great Year

On behalf of the entire management team at Station Casinos, we congratulate our team members in helping Station Casinos to be recognized by Fortune magazine as one of the Top 100 Best Companies to Work For. This is a great honor and reflects our efforts to create a great place for our team members to come to work. We also want to thank our nearly 11,000 team members for their untiring efforts to provide excellent service to our guests. Together we look forward to executing our strategy of focusing on operations, developing existing opportunities, creating new ones and maintaining an appropriate capital structure that will allow us to continue to enhance shareholder value.

Frank J. Fertitta III
Chairman and CEO

Lorenzo J. Fertitta
Vice Chairman and President

Financial Highlights

(In thousands, except per share data)	2004	2003	2002	2001	2000
	Years Ended December 31,				
STATEMENT OF OPERATIONS DATA:					
Net revenues	$ 986,742	$ 858,089	$ 792,865	$ 836,857	$ 990,060
Operating income	$ 257,055	$ 141,071	$ 145,910	$ 138,335	$ 241,194
Operating income and earnings from joint ventures	$ 283,579	$ 161,675	$ 157,203	$ 140,839	$ 242,812
Net income applicable to common stock	$ 66,350	$ 44,343	$ 17,932	$ 19,369	$ 93,505
Diluted earnings per common share	$ 1.00	$ 0.72	$ 0.30	$ 0.32	$ 1.48
Weighted average common shares outstanding	66,264	61,850	60,730	60,037	63,116
BALANCE SHEET DATA:					
Capital expenditures	$ 305,156	$ 179,655	$ 20,138	$ 450,088	$ 358,763
Total assets	$2,045,584	$1,745,972	$1,598,347	$1,656,122	$ 1,440,428
Long-term debt	$ 1,338,213	$ 1,168,957	$1,165,722	$1,237,090	$ 989,625
Stockholders' equity	$ 488,921	$ 339,939	$ 270,678	$ 248,904	$ 288,887

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the financial statements and notes thereto included elsewhere in this Annual Report.

Results of Operations

The following table highlights the results of our operations (dollars in thousands):

	Year ended December 31, 2004	Percent change	Year ended December 31, 2003	Percent change	Year ended December 31, 2002
Net revenues – total	$ 986,742	15.0 %	$ 858,089	8.2 %	$ 792,865
Major Las Vegas Operations (a)	868,248	11.2 %	781,061	1.6 %	768,813
Management fees (b)	84,618	81.2 %	46,711	862.5 %	4,853
Other Operations and Corporate (c)	33,876	11.7 %	30,317	57.9 %	19,199
Operating income (loss) – total	$ 257,055	82.2 %	$ 141,071	(3.3)%	$ 145,910
Major Las Vegas Operations (a)	232,678	36.4 %	170,566	(7.9)%	185,170
Management fees (b)	84,618	81.2 %	46,711	862.5 %	4,853
Other Operations and Corporate (c)	(60,241)	20.9 %	(76,206)	(72.8)%	(44,113)
Cash flows provided by (used in)					
Operating activities	$ 261,596	33.2 %	$ 196,451	47.8 %	$ 132,898
Investing activities	(337,114)	(82.9)%	(184,317)	(205.2)%	(60,393)
Financing activities	81,663	987.5 %	(9,201)	88.4 %	(79,283)

(a) Includes the wholly owned properties of Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Fiesta Rancho and Fiesta Henderson.

(b) Includes management fees from Thunder Valley (since June 9, 2003), Green Valley Ranch Station and Barley's.

(c) Includes the wholly owned properties of Wild Wild West, Wildfire (since January 27, 2003), Magic Star (since August 2, 2004), Gold Rush (since August 2, 2004), and Corporate and Development expense.

Net Revenues

Consolidated net revenues for the year ended December 31, 2004 increased 15.0% to $986.7 million as compared to $858.1 million for the year ended December 31, 2003. The increase in consolidated net revenues was due to an $81.9 million increase in casino revenues and an increase in management fees from Thunder Valley, which includes a full year of operations. Net revenues increased primarily due to a strong Las Vegas local economy, continued population and employment growth in the Las Vegas valley, no new competition in the local's market, as well as the continued success of our Jumbo brand products, including Jumbo Jackpot. Jumbo Jackpot, which we introduced in April 2003, is an exclusive progressive slot jackpot that allows customers using a Boarding Pass or Amigo Club card the opportunity to win between $50,000 and $150,000 just for playing slot machines.

Consolidated net revenues for the year ended December 31, 2003 increased 8.2% to $858.1 million as compared to $792.9 million for the year ended December 31, 2002. The increase in consolidated net revenues was primarily due to management and development fees from Thunder Valley, which opened on June 9, 2003. Overall population growth in the Las Vegas valley, as well as the introduction of Jumbo Jackpot in April 2003, were also contributing factors to the increase in consolidated net revenues.

Operating Income/Operating Margin

In analyzing year-to-year comparative operating results, management takes into consideration the effect of certain charges and credits on operating income. The following table identifies these charges and credits and the resulting operating income and operating margins, excluding such charges and credits (dollars in thousands):

	Years ended December 31,		
	2004	2003	2002
Operating income	$ 257,055	$ 141,071	$ 145,910
Operating margin	26.1%	16.4%	18.4%
Certain charges/credits:			
Thunder Valley development fee	–	(4,595)	–
Impairment loss	–	18,868	8,791
Litigation settlement	–	38,000	–
Preopening expenses	848	–	–
Operating income, excluding certain charges/credits	$ 257,903	$ 193,344	$ 154,701
Operating margin, excluding certain charges/credits	26.1%	22.5%	19.5%

Consolidated operating income, excluding certain charges/credits, increased 33.4% in the year ended December 31, 2004 as compared to the year ended December 31, 2003. This increase is primarily due to increased consolidated net revenues noted above. There is significant operating leverage on incremental revenue due to a significant amount of fixed costs. As a result, our consolidated operating margin, excluding certain charges/credits, improved 3.6 percentage points in the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Consolidated operating income, excluding certain charges/credits, increased 25.0% in the year ended December 31, 2003 as compared to the year ended December 31, 2002. This increase is primarily due to management fees from Thunder Valley, which opened on June 9, 2003. As a result, our consolidated margin, excluding certain charges/credits, improved 3.0 percentage points in the year ended December 31, 2003 as compared to the year ended December 31, 2002.

The following table highlights our various sources of revenues and expenses as compared to prior years (dollars in thousands):

	Year ended December 31, 2004	Percent change	Year ended December 31, 2003	Percent change	Year ended December 31, 2002
Casino revenues	$ 730,584	12.6 %	$ 648,664	1.7 %	$ 638,113
Casino expenses	273,816	3.2 %	265,203	2.6 %	258,383
Margin	62.5 %		59.1%		59.5%
Food and beverage revenues	$ 140,332	5.0 %	$ 133,676	(0.1)%	$ 133,811
Food and beverage expenses	100,548	14.5 %	87,783	11.5 %	78,738
Margin	28.4%		34.3%		41.2%
Room revenues	$ 57,057	13.1 %	$ 50,460	3.9 %	$ 48,579
Room expenses	21,053	7.5 %	19,580	3.1 %	19,000
Margin	63.1%		61.2%		60.9%
Other revenues	$ 42,008	(8.6) %	$ 45,943	12.6 %	$ 40,790
Other expenses	16,820	8.9 %	15,452	(5.1)%	16,276
Management fees	$ 84,618	81.2 %	$ 46,711	862.5 %	$ 4,853
Selling, general and administrative expenses	$ 172,923	7.0 %	$ 161,643	0.4 %	$ 161,038
Percent of net revenues	17.5%		18.8%		20.3%
Corporate expense	$ 47,189	42.8 %	$ 33,039	3.4 %	$ 31,946
Percent of net revenues	4.8%		3.9%		4.0%
Earnings from joint ventures	$ 26,524	28.7 %	$ 20,604	82.4 %	$ 11,293

Casino

Casino revenues increased 12.6% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, due to the same factors affecting our consolidating net revenues noted above. Casino expenses increased 3.2% over the same period due primarily to an increase in gaming taxes as a result of the higher casino revenue. There is also significant operating leverage on incremental gaming revenue due to a significant amount of fixed costs in the casino department and, as a result, the casino profit margin increased by 3.4 percentage points for the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Casino revenues increased 1.7% for the year ended December 31, 2003 as compared to the year ended December 31, 2002, due to the same factors affecting the consolidated net revenues. The casino profit margin decreased slightly by 0.4 percentage points for the year ended December 31, 2003 as compared to the year ended December 31, 2002, as casino expenses increased 2.6% over the same periods due primarily to marketing expenses related to the introduction of Jumbo Jackpot.

Food and Beverage

Food and beverage revenues increased 5.0% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, due to selected menu price increases, as well as restaurant enhancements at Santa Fe Station with the addition of a Mexican restaurant in May 2003, the expansion of the coffee shop in December 2003 and upgrade of the steakhouse in March 2004, in addition to an aggressive marketing program promoting the buffet. The average guest check increased 4.5% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Food covers remained virtually unchanged with a 0.4% increase for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Food and beverage expenses increased 14.5% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, resulting in a decrease of the food and beverage net operating margin of 5.9 percentage points for the same period. The increase in food and beverage expense is related to increased payroll and related costs primarily due to rising benefit costs and increases in costs of selected food items.

Food and beverage revenues were essentially flat for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Food covers increased 7.3% while the average guest check decreased 8.0% for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The decrease in the average guest check was a result of selected menu price reductions, primarily in the buffet, which were implemented as part of a new marketing program. The lower prices, as well as an aggressive marketing campaign promoting the buffet, drove additional volume resulting in an increase in food covers. As a result of the additional volume, food and beverage expenses increased over the same period. Food and beverage costs also increased due to increases in selected food cost items and marketing costs promoting the buffet.

Room

Room revenues increased 13.1% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Room occupancy increased to 96% from 94%, while the average daily room rate increased to $56 from $50 for the same period, as a result of newly remodeled rooms at Santa Fe Station and Sunset Station and a continued increase in consumer demand for rooms in Las Vegas during 2004.

Room revenues increased 3.9% for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Room occupancy increased to 94% from 91%, while the average daily room rate remained constant at $50 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The increase in occupancy percentage was primarily due to a general increase in consumer demand for rooms in Las Vegas during 2003.

Other

Other revenues primarily include income from the gift shops, bowling, entertainment, leased outlets and arcades. Other revenues decreased 8.6% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The decrease in other revenues is primarily due to development fees received from Thunder Valley for approximately $4.6 million during the year ended December 31, 2003.

Other revenues increased 12.6% for the year ended December 31, 2003 as compared to the year ended December 31, 2002 primarily due to development fees received from Thunder Valley of approximately $4.6 million, net of certain expenses and approximately $1.5 million in rental income from an industrial business center, located adjacent to Wild Wild West, which we purchased in the second quarter of 2003. The increase in other revenues was partially offset by insurance proceeds of approximately $1.6 million that we received in the first quarter of 2002.

Management Fees

We manage Thunder Valley on behalf of the United Auburn Indian Community ("UAIC") and receive a management fee equal to 24% of net income (as defined in the management agreement). In addition, we are the managing partner for both Green Valley Ranch Station and Barley's and receive a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Green Valley Ranch Station and 10% of EBITDA from Barley's. For the year ended December 31, 2004, management fees increased to approximately $84.6 million as compared to $46.7 million for the year ended December 31, 2003. The increase is due to management fees from Thunder Valley, which includes a full year of operations, as well as improved results at Green Valley Ranch Station.

For the year ended December 31, 2003, management fees increased to approximately $46.7 million as compared to $4.9 million for the year ended December 31, 2002. The increase is directly related to the opening of Thunder Valley on June 9, 2003, as well as increased earnings at Green Valley Ranch Station.

Selling, General and Administrative ("SG&A")

SG&A as a percentage of net revenues decreased to 17.5% in the year ended December 31, 2004 as compared to 18.8% in the year ended December 31, 2003. A large portion of these costs are fixed and, as a result, as revenues increased the percentage of SG&A to net revenues decreased. SG&A expenses increased by 7.0% to $172.9 million for the year ended December 31, 2004, from $161.6 million for the year ended December 31, 2003. The increase is attributable to a $8.3 million increase in payroll and related expenses, primarily related to benefits, a $1.1 million increase in accounting fees related to the new corporate governance rules mandated by the Sarbanes-Oxley Act of 2002 and the net settlement of certain litigation and the payment of a fine and investigative costs related to violations of Nevada Gaming Commission Regulation 6A of $0.8 million.

SG&A as a percentage of net revenues decreased to 18.8% in the year ended December 31, 2003 as compared to 20.3% in the year ended December 31, 2002. A large portion of these costs are fixed and, as a result, as revenues declined the percentage of SG&A to net revenues increased. SG&A expenses increased slightly by 0.4% to $161.6 million for the year ended December 31, 2003, from $161.0 million for the year ended December 31, 2002.

Corporate Expense

Corporate expenses increased to approximately $47.2 million for the year ended December 31, 2004 as compared to approximately $33.0 million for the year ended December 31, 2003. The increase is primarily due to increased investment in corporate infrastructure to handle projected growth and a change in incentive compensation from a stock option based program to a program which includes cash and restricted stock. In addition, employer payroll taxes on stock option exercises increased $2.8 million as compared to prior year. As a result, corporate expense as a percentage of net revenues increased to 4.8% in the year ended December 31, 2004 as compared to 3.9% in the year ended December 31, 2003.

Corporate expense as a percentage of net revenues decreased slightly to 3.9% in the year ended December 31, 2003 as compared to 4.0% in the year ended December 31, 2002. Corporate expenses increased to approximately $33.0 million for the year ended December 31, 2003 as compared to approximately $31.9 million for the year ended December 31, 2002. The increase is primarily due to additional employer taxes on stock option exercises in 2003 of approximately $1.1 million.

Development Expense

During the last half of 2003, we increased our development resources in an effort to identify potential gaming opportunities, with an emphasis on expanding our management of Native American casinos and other development opportunities. Development expense includes costs to develop new gaming opportunities, which include payroll, travel and legal expenses. Development expenses for the years ended December 31, 2004 and 2003 were $10.7 million and $4.3 million, respectively. Also included in development expense for 2004 is a $2.0 million non-reimbursable milestone payment related to the Gun Lake project in Michigan. During 2003, $2.0 million of costs related to the Graton Rancheria project were expensed after achieving certain milestones on the project and are also not reimbursable (see "Future Development").

Depreciation and Amortization

Depreciation and amortization increased 17.3% to approximately $85.8 million for the year ended December 31, 2004 as compared to $73.1 million for the year ended December 31, 2003. This increase was due primarily to the addition of new ticket-in, ticket-out slot machines at a majority of the Major Las Vegas properties and the addition of a new slot system at Fiesta Rancho and Fiesta Henderson, as well as the addition of new restaurants at Santa Fe Station and Fiesta Henderson during 2003.

Depreciation and amortization increased slightly by 0.5% to approximately $73.1 million for the year ended December 31, 2003 as compared to $72.8 million for the year ended December 31, 2002. This increase was due primarily to capital spent in 2003 and the addition of new restaurants at Santa Fe Station and Fiesta Henderson during 2003, which was partially offset by a portion of the original equipment at Texas Station and Sunset Station having been fully depreciated during 2002.

Preopening Expenses

Preopening expenses for the year ended December 31, 2004 were approximately $0.8 million, which include costs incurred prior to the opening of Red Rock (see "Future Development").

Impairment Loss

We recorded an impairment loss of approximately $18.9 million and $8.8 million in the years ended December 31, 2003 and 2002, respectively, to adjust the carrying value of our goodwill and other assets to their estimated fair value. The $18.9 million impairment loss in 2003 related to the write-off of approximately $17.5 million in goodwill at Fiesta Rancho in accordance with SFAS No. 142 as a result of reduced growth assumptions (see Change in Accounting Principle). The remaining $1.4 million impairment loss in 2003 was primarily related to the write-off of our investment in a new slot product development. The impairment of this asset was based upon our decision to no longer pursue the development of certain slot products. As a result, all of the development costs that we had incurred were written off, as they were deemed to have no value.

During the year ended December 31, 2002, approximately $3.9 million of the impairment loss related to the write-down of certain assets related to our investments in an Internet, intra-state gaming platform and related technology. In May 2002, the Nevada Gaming Commission communicated that it had general concerns regarding the security and reliability of Internet gaming platforms. The impairment of these assets was based upon our decision to no longer pursue Nevada-based Internet gaming activities as a result of the uncertainty of regulatory approval of these types of activities. As a result, all of the hardware, software and internal development costs that we had incurred were written off in 2002, as they were deemed to have no value. In addition, approximately $4.9 million of the impairment loss was related to our option to invest in an Internet wagering business. In February 2002, we announced that we intended to purchase a 50% interest in Kerzner Interactive Limited (formerly SunOnline Limited) ("Kerzner Interactive"), a wholly owned subsidiary of Kerzner International Limited (formerly Sun International Hotels Limited) ("Kerzner"). Kerzner Interactive was to be the exclusive vehicle for both Kerzner and us to pursue the Internet wagering business. In July 2002, we converted our agreement to acquire a 50% interest in Kerzner Interactive into an option to do so, and paid $4.5 million for such option. Kerzner decided to discontinue Kerzner Interactive, as it targeted Internet wagering only from jurisdictions that permitted online gaming. As these jurisdictions became more restrictive in their acceptance of Internet gaming, the market size was reduced and competition intensified, resulting in a substantial decrease in the probability of achieving profitability in the short-to-medium term. As a result, we have written off the option payment and other costs related to this investment in 2002.

Litigation Settlement

During the year ended December 31, 2003, we recorded a $38.0 million litigation settlement as we entered into an agreement on February 9, 2004, to settle a lawsuit brought in December 2000 by Fitzgeralds Sugar Creek, Inc., the City of Sugar Creek, Missouri and Phillip Griffith which was paid on February 24, 2004. The lawsuit centered on allegations of improper conduct by our former Missouri legal counsel, Michael Lazaroff.

Earnings From Joint Ventures

We own a 50% interest in Green Valley Ranch Station and Barley's, and a 6.7% interest in the Palms Casino Resort. We recorded our share of the earnings from these joint ventures of $26.5 million, $20.6 million and $11.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in earnings from joint ventures is primarily related to improved results at Green Valley Ranch Station.

Interest Expense

Interest expense, net of capitalized interest, decreased 17.2% to $76.9 million in the year ended December 31, 2004 as compared to $92.9 million in the year ended December 31, 2003. Gross interest expense decreased approximately $12.5 million due to a decrease in our weighted average cost of debt to 6.1% from 7.9% for the years ended December 31, 2004 and 2003, respectively, while our long-term debt increased by approximately $183.3 million over the same period. The decrease in gross interest expense is the result of replacing virtually all of our fixed rate debt with lower cost and longer term debt in the first quarter of 2004, as well as, entering into new interest rate swaps in 2004. Capitalized interest increased approximately $3.5 million for the year ended December 31, 2004 primarily due to interest capitalized for the construction of Red Rock (see "Future Development").

Interest expense, net of capitalized interest, decreased 4.0% to $92.9 million in the year ended December 31, 2003 as compared to $96.8 million in the year ended December 31, 2002. Gross interest expense decreased approximately $2.4 million due to a decrease in our weighted average cost of debt to 7.9% from 8.1% for the years ended December 31, 2003 and 2002, respectively. Capitalized interest increased approximately $1.4 million for the year ended December 31, 2003 primarily due to interest capitalized for the construction of Red Rock.

Interest and Other Expense from Joint Ventures

For the years ended December 31, 2004, 2003 and 2002, we recorded $4.5 million, $7.2 million and $6.3 million, respectively, in interest and other expense related to our unconsolidated joint ventures. The decrease in interest and other expense from joint ventures during the year ended December 31, 2004 is primarily due to the Company's 50% share of capitalized interest recorded at Green Valley Ranch Station of approximately $1.5 million. The increase in interest and other expense from joint ventures during the year ended December 31, 2003 is due to our 50% share of a loss on early retirement of debt of approximately $0.8 million related to the write-off of debt issuance costs at Green Valley Ranch Station.

Interest Income

During the year ended December 31, 2003, we recorded $4.8 million in interest income on our advances to the UAIC for development of Thunder Valley.

Loss on Early Retirement of Debt

During the first quarter of 2004, we refinanced substantially all of our senior and senior subordinated notes. In connection with the refinancing, we completed tender offers and consent solicitations for approximately $940.6 million of our senior and senior subordinated notes outstanding. As a result, we recorded a loss on early retirement of debt of approximately $93.3 million during the year ended December 31, 2004 to reflect the write-off of the unamortized loan costs, unamortized discount, call premium, tender fee and consent payments which were partially offset by the fair value of the interest rate swaps that were tied directly to the redeemed senior and senior subordinated notes (see "Description of Certain Indebtedness and Capital Stock – Senior and Senior Subordinated Notes").

During the year ended December 31, 2002, we recorded a loss on early retirement of debt of approximately $5.8 million, of which approximately $1.4 million relates to the write-off of the unamortized loan costs on our previous revolving facility. The remaining $4.4 million relates to the redemption of our $150 million 9¾% senior subordinated notes on October 18, 2002. We recorded a charge of approximately $10.1 million to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem our $150 million 9¾% senior subordinated notes, which was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to our $150 million 9¾% senior subordinated notes.

Change in Accounting Principle

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. We implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002. As a result of an independent third party appraisal, we recorded an impairment loss of $13.3 million, net of the applicable tax benefit, during 2002 related to Fiesta Rancho, which is shown as a cumulative effect of a change in accounting principle in our consolidated statements of operations.

Liquidity and Capital Resources

The following liquidity and capital resources discussion contains certain forward-looking statements with respect to our business, financial condition, results of operations, dispositions, acquisitions, expansion projects and our subsidiaries, which involve risks and uncertainties that cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied herein. Such risks and uncertainties include, but are not limited to, financial market risks, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, regulatory matters and litigation and other risks described in our filings with the Securities and Exchange Commission. In addition, construction projects such as Red Rock and the expansions at Santa Fe Station and Sunset Station entail significant risks, including shortages of materials or skilled labor, unforeseen regulatory problems, work stoppages, weather interference, floods and unanticipated cost increases. The anticipated costs and construction periods are based on budgets, conceptual design documents and construction schedule estimates. There can be no assurance that the budgeted costs or construction period will be met. All forward-looking statements are based on our current expectations and projections about future events.

During the year ended December 31, 2004, we generated cash flows from operating activities of $261.6 million. In addition, we received approximately $55.0 million from the exercise of stock options and approximately $28.1 million from the sale of land, property and equipment. At December 31, 2004, we had total available borrowings of $1.0 billion under the Revolving Facility, which is reduced by borrowings of $51.5 million and various letters of credit totaling approximately $11.5 million, leaving approximately $937.0 million outstanding as of December 31, 2004. We had $68.4 million in cash and cash equivalents as of December 31, 2004.

During the year ended December 31, 2004, total capital expenditures were $305.2 million, of which approximately $80.9 million was related to the development of Red Rock (see "Future Development"), approximately $54.1 million was for the accelerated replacement of slot machines to take advantage of ticket-in, ticket-out technology, approximately $35.8 million was related to the expansion at Santa Fe Station, approximately $19.8 million was for the purchase and enhancements of Gold Rush and Magic Star which we acquired on August 2, 2004, approximately $12.0 million was for the purchase of land, approximately $9.6 million was related to the construction of the ice skating arena at Fiesta Rancho, approximately $9.5 million was for the bowling center at Sunset Station, approximately $30.1 million was for maintenance capital expenditures and approximately $53.4 million was for various other capital and project expenditures. In addition to capital expenditures, we purchased land held for development for approximately $76.9 million, we paid approximately $22.3 million in reimbursable advances for our Native American development projects (see "Future Development") and we paid approximately $44.3 million in common stock dividends.

Our primary cash requirements for 2005 are expected to include (i) approximately $425 million for the development and construction of Red Rock, (ii) approximately $56 million for the payment of common stock dividends, (iii) approximately $40 million for maintenance capital expenditures, (iv) approximately $35.5 million for the redemption of the remaining $8^3/_8$% senior notes and $9^7/_8$% senior subordinated notes, (v) approximately $72.5 million to purchase the land related to Wild Wild West, (vi) approximately $16.2 million for the completion of the expansion at Santa Fe Station, (vii) approximately $17.5 million to complete the bowling center at Sunset Station, (viii) payments related to our existing and other potential Native American projects, (ix) principal and interest payments on indebtedness, (x) other strategic land purchases throughout the Las Vegas area and (xi) opportunistic repurchases of our common stock.

We believe that cash flows from operations, available borrowings under the Revolving Facility and existing cash balances will be adequate to satisfy our anticipated uses of capital during 2005. However, we are continually evaluating our financing needs. If more attractive financing alternatives or expansion, development or acquisition opportunities become available to us, we may amend our financing plans assuming such financing would be permitted under our existing debt agreements (see "Description of Certain Indebtedness and Capital Stock") and other applicable agreements.

Off-Balance Sheet Arrangements

As of December 31, 2004, we have certain off-balance sheet arrangements that affect our financial condition, liquidity and results of operations, which include a completion guaranty related to the expansion project at Green Valley Ranch Station (see "Green Valley Ranch Station Financing") and interest rate swaps with a combined notional amount of $250.0 million (see "Description of Certain Indebtedness and Capital Stock – Senior and Senior Subordinated Notes").

The following table summarizes our contractual obligations and commitments (amounts in thousands):

	Contractual obligations			
	Long-term debt[a]	Operating leases[b]	Other long-term obligations[c]	Total contractual cash obligations
Payments due by year				
2005	$ 94,815	$ 11,199	$ 93,922	$ 199,936
2006	76,357	9,058	14,979	100,394
2007	81,928	8,948	9,994	100,870
2008	76,748	8,855	3,425	89,028
2009	127,832	8,841	438	137,111
Thereafter	1,621,218	449,719	–	2,070,937
Total	$ 2,078,898	$ 496,620	$ 122,758	$ 2,698,276

(a) Includes interest related to interest rate swaps estimated based on the notional amount and net interest spread as of December 31, 2004. Interest related to the Revolver is estimated based on the outstanding balance and interest rate as of December 31, 2004. See Note 9 to the Consolidated Financial Statements in this Annual Report.

(b) See Note 10 to the Consolidated Financial Statements in this Annual Report.

(c) Other long-term obligations are comprised of employment contracts, slot conversion purchases and the purchase of land related to Wild Wild West.

FUTURE DEVELOPMENT

Red Rock

In April 2004, we commenced construction of Red Rock Resort Spa and Casino ("Red Rock") located on Charleston Boulevard at the Interstate 215/Charleston interchange in the Summerlin master-planned community in Las Vegas, Nevada. The initial phase of the property is expected to be completed near the end of the first quarter of 2006. We have also announced plans to accelerate the construction of a phase II expansion. Construction on phase II of Red Rock is expected to begin in the latter part of 2005 and is expected to be completed by the end of 2006. The total project will now include over 2,800 slot machines, over 850 hotel rooms, 94,000 square feet of meeting and convention space, a 35,000 square-foot spa, nine full service restaurants, a 16-screen movie theater complex, a night club and private pool club to be operated by Midnight Oil Company, both indoor and outdoor entertainment venues and parking for almost 5,500 vehicles. As a result of an increase in amenities, an upgrade in the quality of finishes throughout the project, general increases in construction cost and addition of the phase II expansion, the total cost of Red Rock is expected to be approximately $800 million, of which approximately $151.3 million has been spent as of December 31, 2004.

Santa Fe Station Expansion

In 2003, we began a $52 million expansion at Santa Fe Station. The expansion includes more than 20,000 square feet of additional casino space, 350 slot machines, a new 16-screen movie theater complex, an upgrade of the property's bowling center, a new entertainment venue and bar, a new Kid's Quest facility and other amenities as well as removal of the ice arena. The additional slots, upgrade of the bowling center and new entertainment venue were completed in December 2004. We believe the remaining items will be completed in the first quarter of 2005 with the exception of the movie theater complex, which will be completed in April 2005. Approximately $35.8 million has been spent on the expansion as of December 31, 2004.

Sunset Station Expansion

We are currently expanding Sunset Station to add a bowling center. The cost of the expansion is expected to be approximately $27 million, of which approximately $9.5 million has been spent as of December 31, 2004. We believe that the expansion will be completed in April 2005.

Fiesta Rancho Expansion

We completed a 31,000 square-foot expansion project at Fiesta Rancho in September 2004, which added a new ice arena to the property, complete with concession area, pro shop, locker rooms and private social rooms. The cost of the expansion was approximately $9.6 million.

Green Valley Ranch Station Expansion

In the fourth quarter of 2003, we began a $125 million expansion at Green Valley Ranch Station. The expansion includes 296 hotel rooms, 25,500 square feet of additional meeting space and an expanded spa facility. Construction of the hotel rooms and additional meeting space were completed in December 2004. Construction of the spa facility is expected to be completed in the first quarter of 2005. In connection with the expansion, Green Valley Ranch Station purchased the lease from the spa operator during 2004. Green Valley Ranch Station also terminated the lease of a restaurant at the property and paid the tenant an agreed upon sum during 2004. As a result, we have recorded a reduction in earnings from joint ventures in the year ended December 31, 2004 of approximately $3.6 million, which represents our 50% share of the total loss.

The Federated Indians of Graton Rancheria

We have entered into Development and Management Agreements with the Federated Indians of the Graton Rancheria (the "FIGR"), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected us to assist it in designing, developing and financing the project and, upon opening we will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and we will receive a management fee equal to 22% of the facility's net income. We will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In August 2003, we entered into an option to purchase 360 acres of land just west of the Rohnert Park city limits in Sonoma County, California. The proposed site of the project is bordered by Stony Point Road, Wilfred Avenue and Rohnert Park Expressway, approximately one-half mile from Highway 101 and approximately 43 miles from downtown San Francisco. In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior ("DOI") accepting the land into trust on behalf of the FIGR and approval of the Management Agreement by the National Indian Gaming Commission ("NIGC"). Prior to obtaining thrid-party financing, we will contribute significant financial support to the project. As of December 31, 2004, we had advanced approximately $22.4 million toward the development of this project, primarily to perform due diligence and secure real estate for the FIGR project, which is included in other assets, net on our consolidated balance sheets. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the FIGR's gaming revenues. In addition, we have agreed to pay approximately $11.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2004, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Gun Lake Tribe

On November 13, 2003, we agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). Concurrently with our agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe ("Gun Lake"), entered into amended Development and Management Agreements, pursuant to which MPM will assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan. We have agreed to pay $6.0 million for our 50% interest in MPM, which is payable upon achieving certain milestones and is not reimbursable. As of December 31, 2004, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. An additional $12.0 million in total may be paid by us in years six and seven of the amended Management Agreement, subject to certain contingencies. Under the terms of the amended Development Agreement, we have agreed to arrange financing for the ongoing development costs and construction of the project. As of December 31, 2004, we had advanced approximately $20.2 million toward the development of this project, primarily to secure real estate for the project, and is included in other assets, net on our consolidated balance sheets. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from Gun Lake's gaming revenues. The amended Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, our portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The proposed project will be located on approximately 145 acres on Highway 131 near 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project will include up to 2,500 slot machines, 75 table games, a buffet and specialty restaurants. Construction of the project includes the conversion of an existing 192,000 square-foot building into the casino and entertainment facility. Development of the gaming and entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, the signing of a gaming compact by the Governor of the State of Michigan, the DOI accepting the land into trust on behalf of Gun Lake and approval of the Management Agreement by the NIGC. On February 27, 2004, the DOI issued a Finding Of No Significant Impact with respect to the proposed project. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Mechoopda Indian Tribe

We have entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the "MITCR"), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the MITCR in developing and operating a gaming and entertainment facility to be located on approximately 650 acres in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the facility financing or from the MITCR's gaming revenues. As of December 31, 2004, we had advanced approximately

$5.8 million toward the development of this project, primarily to secure real estate for future development, which is included in other assets, net on our consolidated balance sheets. In addition, we have agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2004, $50,000 of these payments had been made and were expensed in development expense as incurred. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility will include approximately 700 slot machines, 12 table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

North Fork Rancheria of Mono Indian Tribe

We have entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians (the "Mono"), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, we will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have secured for the benefit of the Mono two parcels of land located on Highway 99 north of the city of Madera. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. As of December 31, 2004, we had advanced approximately $1.5 million toward the development of this project, primarily to secure real estate for future development, which is included in other assets, net on our consolidated balance sheets. In addition, we have agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2004, none of these payments had been made. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility will include approximately 2,000 slot machines, 60 table games, dining, hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Land Acquisition

We have acquired certain parcels of land in the Las Vegas valley and near Sacramento, California as part of future development activities. Our decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to secure additional, acceptable financing in order to proceed with any particular project.

As of December 31, 2004, we had $167.7 million of land held for development that consists primarily of five sites that are owned or leased, which comprise 198 acres in the Las Vegas valley and 188 acres in the Sacramento area near Thunder Valley. The Durango site, located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest quadrant of Las Vegas, consists of 67 acres. We also own a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215. During the year ended December 31, 2004, we purchased approximately 54 acres of land in a gaming enterprise district on the southern end of Las Vegas Boulevard at Cactus Avenue for approximately $33.9 million. In addition, we lease and have an option to purchase 2.5 acres adjacent to this site. On October 1, 2004, we purchased approximately 26 acres of real property and improvements formerly known as the Castaways Hotel Casino and Bowling Center (the "Castaways") in Las Vegas, Nevada, for $33.75 million. The Castaways closed on January 26, 2004, shortly after its former owners filed for bankruptcy. We are currently evaluating the potential uses of the property, but do not believe it is competitive and do not intend to operate the facility in its current state.

We have also acquired or are under contract to acquire approximately 58 acres of land on which Wild Wild West is located and the surrounding area of which, approximately 27 acres have been acquired as of December 31, 2004. We have exercised our option to purchase the 19-acre parcel of leased land on which Wild Wild West is located. Pursuant to the lease, the purchase will occur in July 2005 at a purchase price of approximately $36 million. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets. We currently lease this land for approximately $2.9 million per year. We have also agreed to purchase an additional 12 acres of land and are expected to close on these transactions in the first quarter of 2005.

Regulation and Taxes

We are subject to extensive regulation by the Nevada gaming authorities and will be subject to regulation, which may or may not be similar to that in Nevada, by any other jurisdiction in which we may conduct gaming activities in the future, including the NIGC and tribal gaming agency of the UAIC. In June 2004, the UAIC successfully negotiated a new Tribal-State Gaming Compact ("Amended Compact") with the State of California which has received approval by the DOI. The Amended Compact allows an unlimited number of slot machines at Thunder Valley and extends the term an additional 10 years to 2030. The Amended Compact also includes a revenue sharing agreement with the State of California. Thunder Valley has added approximately 800 slot machines and as a result, the UAIC will pay approximately $33.8 million annually to the State of California commencing in January 2005 and additional fees ranging from $11,000 to $13,200 per machine for any slot machines added above the 1,906 that were originally in operation at Thunder Valley prior to the Amended Compact.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. Nevada Legislature is currently in session and there has been no mention of significant tax proposals which would affect the gaming industry.

We believe that our recorded tax balances are adequate. However, it is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law, regulations or compact provisions. Such changes, if adopted, could have a material adverse effect on our operating results. We recently settled and finalized the Internal Revenue Service audits up through and including the years ended December 31, 2002.

Cash Transaction Reporting Violations

In April 2003, we became aware of violations of certain gaming regulations regarding the reporting of certain cash transactions. We self-reported these violations to the Nevada State Gaming Control Board. On September 24, 2004, the Nevada Gaming Commission approved the settlement agreement in which we paid approximately $2.4 million in fines and investigative costs to the State of Nevada. We have hired additional staff at each property and have increased the level of internal audit review to prevent this type of violation in the future.

Description of Certain Indebtedness and Capital Stock

Revolving Facility

In December 2004, we increased our availability under our revolving credit facility (the "Revolving Facility") to $1.0 billion and extended the maturity by two years to December 2009. The Revolving Facility contains no principal amortization. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of our assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Revolving Facility), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on our combined consolidated ratio of debt to Adjusted EBITDA (as defined in the Revolving Facility). As of December 31, 2004, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 1.38%. The maximum margin for Eurodollar Rate borrowings is 2.13%. The maximum margin for Alternate Base Rate borrowings is 0.88%. As of December 31, 2004, the fee for the unfunded portion of the Revolving Facility was 0.25%.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.50 to 1.00 for each quarter and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter. As of December 31, 2004, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.21 to 1.00 and the fixed charge coverage ratio was 2.31 to 1.00. In addition, the Revolving Facility has financial and other covenants, which require that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.50 to 1.00 through December 31, 2005, which reduces to 5.25 to 1.00 on March 31, 2006 through December 31, 2006, to 5.00 to 1.00 on March 31, 2007 through December 31, 2007, to 4.75 to 1.00 on March 31, 2008 through December 31, 2008 and to 4.50 to 1.00 on March 31, 2009. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. As of December 31, 2004, our consolidated funded debt to Adjusted EBITDA ratio was 3.58 to 1.00. We have pledged the stock of all of our major subsidiaries.

Senior and Senior Subordinated Notes

During the first quarter of 2004, we refinanced substantially all of our senior and senior subordinated notes. We issued $1.25 billion in new senior and senior subordinated notes which consists of $450.0 million 6% senior notes due in April 2012, $450.0 million 6½% senior subordinated notes due in February 2014 and $350.0 million 6 ⅞% senior subordinated notes due in March 2016. The proceeds from these offerings were used to redeem or repurchase the $199.9 million 8⅞% senior subordinated notes due in December 2008, to repurchase $357.6 million of the 9⅞% senior subordinated notes due in July 2010, to repurchase $383.1 million of the 8⅜% senior notes due in February 2008 and to reduce amounts outstanding under the Revolving Facility. As a result of these redemptions, we recorded a loss on early retirement of debt of approximately $93.3 million in the year ended December 31, 2004 to reflect the write-off of the unamortized loan costs, unamortized discount, call premium, tender fee and consent payments which were partially offset by the fair value of the interest rate swaps that were tied directly to the redeemed senior and senior subordinated notes.

On February 15, 2005, we redeemed the remaining $16.9 million of outstanding 8³/₈% senior notes due 2008. As a result of the redemption, we will record a loss on early retirement of debt of approximately $0.7 million in the first quarter of 2005 to reflect the write-off of the unamortized loan costs and call premium.

The indentures (the "Indentures") governing our senior subordinated notes (the "Notes") contain certain customary financial and other covenants, which limit our and our subsidiaries' ability to incur additional debt. At December 31, 2004, our Consolidated Coverage Ratio (as defined in the Indentures) was 4.07 to 1.00. The Indentures provide that we may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event our Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits our ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The Indentures also give the holders of the Notes the right to require us to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company. In addition, the indenture governing the Senior Notes contains a limitation on liens we can incur.

We have entered into various interest rate swaps with members of our bank group to manage interest expense. As of December 31, 2004, we have interest rate swaps with a combined notional amount of $250.0 million that are tied directly to our 6¹/₂% senior subordinated notes and our 6% senior notes. The interest rate swaps convert a portion of our fixed-rate debt to a floating-rate based upon three and six-month LIBOR rates. At December 31, 2004, we paid a weighted average rate based on LIBOR, which approximates 3.75% and received a weighted average rate of 6.33%. The interest rate swaps terminate in April 2012 and February 2014. The net effect of the interest rate swaps resulted in a reduction in interest expense of $7.3 million, $3.6 million and $10.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The interest rate swaps we entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138), which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, we recorded a liability of $2.2 million and an asset of $3.9 million as of December 31, 2004 and 2003, respectively, representing the fair value of the interest rate swaps and a corresponding decrease and increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

In March 2004, we terminated an interest rate swap with a notional amount of $50.0 million, which was due to terminate in 2008. The interest rate swap was terminated at its market value and, as a result, we received approximately $3.6 million, which is included in the calculation of the net loss on the early retirement of debt as the interest rate swap was tied directly to the redemption of the $400.0 million 8³/₈% senior notes.

In December 2002, we terminated an interest rate swap with a notional amount of $100 million, which was due to terminate in 2010. The interest rate swap was terminated at its market value and, as a result, we received approximately $9.5 million. This interest rate swap was tied directly to the $375 million 9⁷/₈% senior subordinated notes. Approximately $357.6 million of the $9\frac{7}{8}\%$ senior subordinated notes were redeemed in the first quarter of 2004 and, as a result, approximately $7.6 million of the remaining value of this fair value hedge termination was included in the calculation of the net loss on the early retirement of debt.

On October 18, 2002, we redeemed our $150 million $9\frac{3}{4}\%$ senior subordinated notes. The redemption was funded with proceeds from the Revolving Facility. We recorded a charge of approximately $10.1 million during the year ended December 31, 2002, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the $150 million $9\frac{3}{4}\%$ senior subordinated notes. This charge was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to the $150 million $9\frac{3}{4}\%$ senior subordinated notes, as discussed below. In addition, we recorded a loss on early retirement of debt of approximately $1.4 million in 2002 to reflect the write-off of the unamortized loan costs on the previous revolving facility.

In September 2002, we terminated an interest rate swap with a notional amount of $150 million, which was due to terminate in 2007. The interest rate swap was terminated at its market value and, as a result, we received approximately $5.8 million. This interest rate swap was tied directly to the $150 million $9\frac{3}{4}\%$ senior subordinated notes. The mark-to-market adjustment was amortized as a reduction of interest expense over the original contract life of the interest rate swap. When the $150 million $9\frac{3}{4}\%$ senior subordinated notes were redeemed on October 18, 2002, the adjusted basis of the debt as a result of the fair value hedge termination of approximately $5.7 million was included in the calculation of the net loss on the early retirement of the related debt.

Green Valley Ranch Station Financing

Green Valley Ranch Station is owned by a 50/50 joint venture between us and GCR Gaming. In December 2004, Green Valley Ranch Station entered into a new $250 million Second Amended and Restated Loan Agreement (the "Green Valley Facility"), which refinanced the existing $250 million revolving credit facility and term loan. The Green Valley Facility extends the maturity of the revolving portion to December 2009 and the term loan portion to December 2011. The outstanding balance of the Green Valley Ranch Station revolving credit facility as of December 31, 2004 was approximately $200 million. In connection with the Green Valley Facility, a completion guaranty is required to complete the expansion of the property. The completion guaranty is an obligation of both partners.

Common Stock

We are authorized to issue up to 135 million shares of our common stock, $0.01 par value per share, 77,298,227 shares of which were issued and 10,185,343 shares of which were held in treasury as of December 31, 2004. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all of our assets that remain after payment of liabilities.

During the year ended December 31, 2004, we paid a quarterly cash dividend of $0.125 per share to shareholders of record on February 12, 2004, $0.175 per share to shareholders of record on May 14, 2004 and August 13, 2004 and $0.21 per share to shareholders of record on November 12, 2004. The total amount paid in dividends for 2004 was $44.3 million. During the year ended December 31, 2003, we paid a dividend of $0.125 per share to shareholders of record on August 14, 2003 and November 13, 2004 for a total of $14.9 million.

Preferred Stock

We are authorized to issue up to 5 million shares of our preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of our common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

During the year ended December 31, 2004, we repurchased approximately 64,000 shares of our common stock for approximately $3.2 million. We are authorized to repurchase up to approximately 19.5 million shares of our common stock. As of December 31, 2004, we had acquired approximately 10.2 million shares at a cost of approximately $137.7 million.

Rights Plan

On October 6, 1997, we declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the determination of slot club program liability, the estimated useful lives assigned to our assets, asset impairment, insurance reserves, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies and basis of presentation are discussed below, as well as where appropriate in this discussion and analysis and in the notes to our consolidated financial statements.

Slot Club Programs

Our Boarding Pass and Amigo Club player rewards programs (the "Programs") allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses. We also record a liability for the estimated cost of the outstanding points under the Programs.

Self-Insurance Reserves

We are self insured up to certain stop loss amounts for workers' compensation, major medical and general liability costs. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities.

Derivative Instruments

We enter into interest rate swaps from time to time in order to manage interest rate risks associated with our current and anticipated future borrowings. The interest rate swaps that we have entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138), which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We evaluate our property and equipment and other long-lived assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. Our consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2004.

Goodwill and Other Intangibles

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. We implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002 and annually perform such test. In order to test for impairment of goodwill, we use the Income Approach, which focuses on the income-producing capability of the respective property. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the respective property and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return, which accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows is then totaled to arrive at an indication of the fair value of the goodwill. If the fair value of the goodwill exceeds the carrying value, then impairment is measured based on the difference between the calculated fair value and the carrying value. Our consolidated financial statements reflect all adjustments required by SFAS No. 142 as of December 31, 2004.

Income Taxes

We are subject to income taxes in the United States of America and file a consolidated federal income tax return. We account for income taxes according to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Our income tax returns are subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on fair value models of the equity or liability instruments issued. We currently disclose pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes model and disclosing the impact on net income and net income per share in a note to the consolidated financial statements. Upon adoption, pro forma disclosure will no longer be an alternative. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $62.6 million, $25.6 million and $3.2 million in 2004, 2003 and 2002, respectively. We will begin to apply SFAS No. 123R using an appropriate fair value model as of the interim reporting period ending September 30, 2005. Based on stock options outstanding as of December 31, 2004, we estimate approximately $2.1 million in related expense to be recorded during 2005.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under the Revolving Facility. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Revolving Facility) as selected by us. However, the amount of outstanding borrowings is expected to fluctuate and may be reduced from time to time. The Revolving Facility matures in December 2009.

The following table provides information about our long-term debt at December 31, 2004 (see also "Description of Certain Indebtedness and Capital Stock") (amounts in thousands):

	Maturity date	*Face amount*	*Carrying value*	*Estimated fair value*
Revolving Facility at a weighted average interest rate of approximately 4.9%	December 2009	$ 1,000,000	$ 51,500	$ 51,500
$6\frac{1}{2}$% senior subordinated notes	February 2014	450,000	450,000	464,625
6% senior notes	April 2012	450,000	448,354	460,125
$6\frac{7}{8}$% senior subordinated notes	March 2016	350,000	350,000	365,750
$9\frac{7}{8}$% senior subordinated notes	July 2010	375,000	17,332	18,225
$8\frac{3}{8}$% senior notes	February 2008	400,000	16,894	17,401
Other debt, interest at 6.0%	2007–2008	6,103	6,060	6,060
Market value of interest rate swaps		(1,927)	(1,927)	(1,927)
Total		$ 3,029,176	$ 1,338,213	$1,381,759

We are also exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our debt. This market risk is managed by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace, and do not utilize derivative financial instruments for trading purposes. Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched with specific fixed-rate debt obligations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates (amounts in thousands):

						During the year ending December 31,	
	2005	2006	2007	2008	2009	*Thereafter*	*Total*
Long-term debt (including current portion):							
Fixed-rate	$16,894	$ –	$ 5,334	$ –	$ –	$1,265,687	$1,287,915
Average interest rate	8.38%	–	6.00%	–	–	6.50%	6.52%
Variable-rate	$ 23	$ 25	$ 262	$ 415	$ 51,500	$ –	$ 52,225
Average interest rate	6.00%	6.00%	6.00%	6.00%	4.93%	–	4.94%
Interest rate swaps:							
Notional amount	$ –	$ –	$ –	$ –	$ –	$ 250,000	$ 250,000
Average payable rate	–	–	–	–	–	3.75%	3.75%
Average receivable rate	–	–	–	–	–	6.33%	6.33%

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	December 31,	
	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 68,417	$ 62,272
Receivables, net	21,452	28,224
Inventories	5,459	5,110
Prepaid gaming tax	16,432	14,940
Prepaid expenses	7,761	7,114
Deferred income tax	–	16,804
TOTAL CURRENT ASSETS	119,521	134,464
Property and equipment, net	1,367,957	1,158,299
Goodwill and other intangibles, net	155,775	148,717
Land held for development	167,729	119,197
Investments in joint ventures	106,598	86,425
Other assets, net	128,004	98,870
Total assets	$ 2,045,584	$ 1,745,972
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 16,917	$ 22
Accounts payable	10,351	20,438
Construction contracts payable	36,298	–
Accrued expenses and other current liabilities	112,450	121,856
TOTAL CURRENT LIABILITIES	176,016	142,316
Long-term debt, less current portion	1,321,296	1,168,935
Deferred income tax, net	20,094	65,285
Other long-term liabilities, net	39,257	29,497
TOTAL LIABILITIES	1,556,663	1,406,033
Commitments and Contingencies		
Stockholders' equity:		
Common stock, par value $0.01; authorized 135,000,000 shares; 77,298,227 and 70,912,227 shares issued	561	497
Treasury stock, 10,185,343 and 10,121,677 shares, at cost	(137,714)	(134,534)
Additional paid-in capital	567,939	387,973
Deferred compensation – restricted stock	(77,598)	(27,003)
Accumulated other comprehensive loss	(611)	(1,334)
Retained earnings	136,344	114,340
TOTAL STOCKHOLDERS' EQUITY	488,921	339,939
Total liabilities and stockholders' equity	$ 2,045,584	$ 1,745,972

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	For the years ended December 31, 2004	2003	2002
Operating revenues:			
Casino	$ 730,584	$ 648,664	$ 638,113
Food and beverage	140,332	133,676	133,811
Room	57,057	50,460	48,579
Other	42,008	45,943	40,790
Management fees	84,618	46,711	4,853
GROSS REVENUES	1,054,599	925,454	866,146
Promotional allowances	(67,857)	(67,365)	(73,281)
NET REVENUES	986,742	858,089	792,865
Operating costs and expenses:			
Casino	273,816	265,203	258,383
Food and beverage	100,548	87,783	78,738
Room	21,053	19,580	19,000
Other	16,820	15,452	16,276
Selling, general and administrative	172,923	161,643	161,038
Corporate expense	47,189	33,039	31,946
Development expense	10,683	4,306	–
Depreciation and amortization	85,807	73,144	72,783
Preopening expenses	848	–	–
Impairment loss	–	18,868	8,791
Litigation settlement	–	38,000	–
	729,687	717,018	646,955
OPERATING INCOME	257,055	141,071	145,910
Earnings from joint ventures	26,524	20,604	11,293
OPERATING INCOME AND EARNINGS FROM JOINT VENTURES	283,579	161,675	157,203
Other income (expense):			
Interest expense	(76,921)	(92,940)	(96,795)
Interest and other expense from joint ventures	(4,485)	(7,233)	(6,272)
Interest income	122	4,873	106
Loss on early retirement of debt	(93,265)	–	(5,808)
Other	(3,801)	1,802	1,322
	(178,350)	(93,498)	(107,447)
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	105,229	68,177	49,756
Income tax provision	(38,879)	(23,834)	(18,508)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	66,350	44,343	31,248
Cumulative effect of change in accounting principle, net of applicable income tax benefit of $7,170	–	–	(13,316)
Net income	$ 66,350	$ 44,343	$ 17,932
Basic and diluted earnings per common share:			
Income before cumulative effect of change in accounting principle:			
Basic	$ 1.03	$ 0.76	$ 0.54
Diluted	$ 1.00	$ 0.72	$ 0.51
Net income:			
Basic	$ 1.03	$ 0.76	$ 0.31
Diluted	$ 1.00	$ 0.72	$ 0.30
Weighted average common shares outstanding:			
Basic	64,362	58,371	57,845
Diluted	66,264	61,850	60,730
Dividends paid per common share	$ 0.685	$ 0.250	$ –

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands)

	Common stock	Treasury stock	Additional paid-in capital	Deferred compensation restricted stock	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity
Balances, December 31, 2001	$ 441	$ (99,248)	$ 300,254	$ (19,510)	$ –	$ 66,967	$ 248,904
Exercise of stock options	11	–	12,322	–	–	–	12,333
Issuance of restricted stock	2	–	3,693	(3,695)	–	–	–
Amortization of deferred compensation	–	–	–	2,973	–	–	2,973
Purchase of treasury stock, at cost (743 shares)	–	(10,214)	–	–	–	–	(10,214)
Green Valley Ranch Station interest rate swap market valuation adjustment, net of income taxes	–	–	–	–	(1,695)	–	(1,695)
Other	–	–	445	–	–	–	445
Net income	–	–	–	–	–	17,932	17,932
Balances, December 31, 2002	454	(109,462)	316,714	(20,232)	(1,695)	84,899	270,678
Exercise of stock options	39	–	58,724	–	–	–	58,763
Issuance of restricted stock	4	–	11,468	(11,472)	–	–	–
Amortization of deferred compensation	–	–	–	3,201	–	–	3,201
Purchase of treasury stock, at cost (1,391 shares)	–	(25,072)	–	–	–	–	(25,072)
Green Valley Ranch Station interest rate swap market valuation adjustment, net of income taxes	–	–	–	–	361	–	361
Dividends paid	–	–	–	–	–	(14,902)	(14,902)
Other	–	–	1,067	1,500	–	–	2,567
Net income	–	–	–	–	–	44,343	44,343
Balances, December 31, 2003	497	(134,534)	387,973	(27,003)	(1,334)	114,340	339,939
Exercise of stock options	52	–	117,584	–	–	–	117,636
Issuance of restricted stock, net	12	–	61,759	(61,771)	–	–	–
Amortization of deferred compensation	–	–	–	9,676	–	–	9,676
Purchase of treasury stock, at cost (64 shares)	–	(3,180)	–	–	–	–	(3,180)
Green Valley Ranch Station interest rate swap market valuation adjustment, net of income taxes	–	–	–	–	723	–	723
Dividends paid	–	–	–	–	–	(44,346)	(44,346)
Other	–	–	623	1,500	–	–	2,123
Net income	–	–	–	–	–	66,350	66,350
Balances, December 31, 2004	$ 561	$ (137,714)	$ 567,939	$ (77,598)	$ (611)	$ 136,344	$ 488,921

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(amounts in thousands)

	For the years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
NET INCOME	$ 66,350	$ 44,343	$ 17,932
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	85,807	73,144	72,783
Tax benefit from exercise of stock options	62,643	25,620	3,194
Impairment loss	–	18,868	8,791
Earnings from joint ventures, net	(22,039)	(13,371)	(5,021)
Amortization of debt discount and issuance costs	2,945	3,156	4,082
Loss on early retirement of debt	93,265	–	5,808
Cumulative effect of change in accounting principle	–	–	20,486
Changes in assets and liabilities:			
Receivables, net	6,772	(8,291)	2,432
Inventories and prepaid expenses	(2,488)	(3,264)	856
Deferred income tax	(28,174)	(449)	12,739
Accounts payable	(10,087)	11,904	(18,156)
Accrued expenses and other current liabilities	(9,619)	41,713	3,992
Other, net	16,221	3,078	2,980
TOTAL ADJUSTMENTS	195,246	152,108	114,966
NET CASH PROVIDED BY OPERATING ACTIVITIES	261,596	196,451	132,898
Cash flows from investing activities:			
Capital expenditures	(305,156)	(179,655)	(20,138)
Note receivable	–	34,487	(24,086)
Purchase of land held for development	(76,879)	(19,117)	(4,925)
Proceeds from sale of land, property and equipment	28,090	6,670	13,123
Investments in joint ventures	–	2,329	(60)
Accrued construction contracts payable	99,158	–	–
Payments on construction contracts	(62,860)	–	(5,534)
Other, net	(19,467)	(29,031)	(18,773)
NET CASH USED IN INVESTING ACTIVITIES	(337,114)	(184,317)	(60,393)
Cash flows from financing activities:			
(Payments) borrowings under bank facility with maturity dates less than three months, net	(75,500)	74,800	(25,900)
Borrowings under bank facility, maturity dates greater than three months	–	310,000	135,000
Payments under bank facility, maturity dates greater than three months	(50,000)	(385,000)	(40,000)
Principal payments on notes payable, net	(22)	(122)	(3,560)
Purchase of treasury stock	(3,180)	(25,072)	(10,214)
Exercise of stock options	54,993	33,143	9,139
Proceeds from interest rate swap termination	–	–	15,303
Redemption of senior subordinated notes	(1,028,815)	–	(155,685)
Proceeds from the issuance of senior notes	1,248,214	–	–
Payment of dividends	(44,346)	(14,902)	–
Debt issuance costs	(19,429)	(792)	(3,665)
Other, net	(252)	(1,256)	299
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	81,663	(9,201)	(79,283)
Cash and cash equivalents:			
Increase (decrease) in cash and cash equivalents	6,145	2,933	(6,778)
Balance, beginning of year	62,272	59,339	66,117
Balance, end of year	$ 68,417	$ 62,272	$ 59,339
Supplemental cash flow disclosures:			
Cash paid for interest, net of $6,968, $3,496 and $2,065 capitalized	$ 62,832	$ 91,629	$ 92,553
Cash (received) paid for income taxes, net	$ (2,558)	$ 1,329	$ (2,567)
Supplemental disclosure of non-cash items:			
Investment in MPM	$ –	$ 6,082	$ –

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Organization

Station Casinos, Inc. (the "Company"), a Nevada corporation, is a gaming and entertainment company that currently owns and operates eight major hotel/casino properties (one of which is 50% owned) and five smaller casino properties (one of which is 50% owned), in the Las Vegas metropolitan area, as well as manages a casino for a Native American tribe. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Fiesta Rancho, Fiesta Henderson, Wild Wild West, Wildfire, Magic Star and Gold Rush. The Company also consolidates MPM Enterprises, LLC ("MPM"), in which it owns a 50% interest and is required to be consolidated. The Company also owns a 50% interest in Barley's and Green Valley Ranch Station and a 6.7% interest in the Palms Casino Resort, which are accounted for under the equity method. The Company is the managing partner for both Barley's and Green Valley Ranch Station. In addition, the Company manages Thunder Valley Casino ("Thunder Valley") in Sacramento, California on behalf of the United Auburn Indian Community ("UAIC") under a management and development contract, which expires on June 8, 2010. All significant intercompany accounts and transactions have been eliminated.

Acquisitions

On August 2, 2004, the Company acquired Magic Star and Gold Rush casinos in Henderson, Nevada. The Company spent approximately $19.8 million for the acquisitions and enhancements to the facilities. The acquisitions were accounted for using the purchase method of accounting. The purchase price was allocated based on estimated fair values at the date of acquisition. A total of approximately $8.2 million, representing the excess of acquisition cost over the estimated fair value of the tangible net assets was allocated to goodwill.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for items such as slot club program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to fixed assets, asset impairment, purchase price allocations made in connection with acquisitions and the calculation of the income tax liabilities, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand at our properties, as well as investments purchased with an original maturity of 90 days or less.

Inventories

Inventories are stated at the lower of cost or market; cost being determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. The consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2004.

Capitalization of Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowed money. Interest capitalized was approximately $7.0 million, $3.5 million and $2.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill and Other Intangibles

The Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. The Company implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002 and will annually perform such test in the fourth quarter of each subsequent year. As a result of an independent third party appraisal, the Company recorded an impairment loss of $13.3 million, net of the applicable tax benefit, during 2002 related to Fiesta Rancho, which is shown as a cumulative effect of a change in accounting principle in the Company's consolidated statements of operations. Fiesta Rancho was purchased in early 2001, and there were no events or changes in circumstances ("triggering events") during the course of 2001 that would have indicated the recoverability of the carrying amount of the property should be assessed. As a result, there was no requirement to test for impairment under the provisions of SFAS No. 121, which was the primary literature regarding the impairment of an asset prior to the adoption of SFAS No. 142. The Company tested for impairment of goodwill in the fourth quarter of 2002 and determined that there was no impairment. The Company tested for impairment of goodwill in the fourth quarter of 2003 and recorded an impairment loss of $17.5 million at Fiesta Rancho as a result of reduced growth assumptions. The Company tested for impairment of goodwill in the fourth quarter of 2004 and determined there was no impairment.

Also, in connection with the acquisition of Fiesta Rancho, the Company acquired the customer list and is amortizing it over five years. The customer list was valued at $5.0 million at the time of the purchase and as of December 31, 2004, had a net book value of approximately $1.2 million.

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements and are included in other assets on the Company's consolidated balance sheets.

Preopening Expenses

Preopening expenses have been expensed as incurred. The construction phase of a project typically covers a period of 12 to 24 months. The majority of preopening costs are incurred in the three months prior to opening. During the year ended December 31, 2004, the Company incurred preopening expenses of $0.8 million related to the development of Red Rock (see Note 10).

Interest Rate Swaps

From time to time, the Company uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument (see Note 9).

Revenues and Promotional Allowances

The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of food, beverage, rooms, entertainment and merchandise provided on a complimentary basis to customers. Such amounts are then deducted from revenues as promotional allowances on the Company's consolidated statements of operations. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Food and beverage	$ 59,391	$ 57,985	$ 59,781
Room	3,489	3,119	3,023
Other	2,891	3,057	2,899
Total	$ 65,771	$ 64,161	$ 65,703

The Company's Boarding Pass and Amigo Club player rewards programs (the "Programs") allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses. The Company also records a liability for the estimated cost of the outstanding points under the Programs.

Related Party Transactions

The Company has entered into various related party transactions, which consist primarily of lease payments related to ground leases at Boulder Station and Texas Station and the purchase of Wildfire. The expenses related to these related party ground lease transactions were approximately $5.7 million, $5.4 million and $5.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, on January 27, 2003, the

Company purchased substantially all of the assets of Wildfire for $8.0 million from Bauchman Gaming Ventures, LLC, a company owned by the two brothers-in-law of Scott M Nielson, the Company's Executive Vice President and Chief Development Officer.

Earnings Applicable to Common Stock

In accordance with the provisions of SFAS No. 128, "Earnings Per Share", basic EPS is computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options.

The weighted average number of common shares used in the calculation of basic and diluted earnings per share consisted of the following (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Weighted average common shares outstanding (used in calculation of basic earnings per share)	64,362	58,371	57,845
Potential dilution from the assumed exercise of stock options	1,902	3,479	2,885
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	66,264	61,850	60,730

The number of antidilutive stock options as of December 31, 2004, 2003 and 2002 was 0, 28,000 and 0.2 million, respectively.

Stock-Based Employee Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation programs. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation expense for the plans been determined in accordance with SFAS No. 123, the effect on the Company's net income and basic and diluted earnings per common share would have been as follows (amounts in thousands, except per share data):

	For the years ended December 31,		
	2004	2003	2002
Net income:			
As reported	$ 66,350	$ 44,343	$ 17,932
Stock-based compensation expense reported in net income	404	694	289
Stock-based compensation expense under fair value method	(6,029)	(8,175)	(7,022)
Pro forma net income	$ 60,725	$ 36,862	$ 11,199
Earnings per common share:			
Basic – as reported	$ 1.03	$ 0.76	$ 0.31
Basic – pro forma	0.94	0.63	0.19
Diluted – as reported	$ 1.00	$ 0.72	$ 0.30
Diluted – pro forma	0.92	0.60	0.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	For the years ended December 31,		
	2004	2003	2002
Expected dividend yield	–	1.63%	–
Expected stock price volatility	–	54.30%	56.34%
Risk-free interest rate	–	2.97%	3.82%
Expected average life of options (years)	–	3.42	4.42
Weighted average fair value per option granted	–	$ 7.53	$ 6.69

There were no stock option grants during 2004 therefore there is no fair value assumptions. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma net income may not be representative of that to be expected in future years.

Operating Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires separate financial information be disclosed for all operating segments of a business. The Company believes that it meets the "economic similarity" criteria established by SFAS No. 131, and as a result, the Company aggregates all of its properties into one operating segment. All of our properties offer the same products, cater to the same customer base, are all located in the greater Las Vegas, Nevada area, have the same regulatory and tax structure, share the same marketing techniques and are all directed by a centralized management structure.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on fair value models of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes model and disclosing the impact on net income and net income per share in a note to the consolidated financial statements. Upon adoption, pro forma disclosure will no longer be an alternative. The table above reflects the estimated impact that such a change in accounting treatment would have had on our net income and net income per share if it had been in effect during the years ended December 31, 2004, 2003 and 2002. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $62.6 million, $25.6 million and $3.2 million in 2004, 2003 and 2002, respectively. The Company will begin to apply SFAS No. 123R using an appropriate fair value model as of the interim reporting period ending September 30, 2005. Based on stock options outstanding as of December 31, 2004, the Company estimates approximately $2.1 million in expense to be recorded during 2005.

Reclassifications

Certain amounts in the December 31, 2003 and 2002 consolidated financial statements have been reclassified to conform to the December 31, 2004 presentation. These reclassifications had no effect on the previously reported net income.

2. Receivables

Components of receivables are as follows (amounts in thousands):

	December 31, 2004	December 31, 2003
Casino	$ 5,554	$ 7,166
Hotel	3,723	2,428
Management fees	8,168	6,301
Income tax	172	7,181
Other	5,837	8,034
	23,454	31,110
Allowance for doubtful accounts	(2,002)	(2.886)
Receivables, net	$ 21,452	$ 28,224

3. Property and Equipment

Property and equipment consists of the following (amounts in thousands):

	Estimated life (years)	December 31, 2004	December 31, 2003
Land	–	$ 154,724	$ 140,043
Buildings and improvements	10 – 45	946,243	901,347
Furniture, fixtures and equipment	3 – 7	472,599	392,818
Construction in progress	–	241,485	99,455
		1,815,051	1,533,663
Accumulated depreciation and amortization		(447,094)	(375,364)
Property and equipment, net		$1,367,957	$1,158,299

At December 31, 2004 and 2003, substantially all property and equipment of the Company is pledged as collateral for long-term debt.

4. Land Held for Development

As of December 31, 2004, the Company had $167.7 million of land held for development that consists primarily of five sites that are owned or leased, which comprise 198 acres in the Las Vegas valley and 188 acres in the Sacramento area near Thunder Valley. The Durango site, located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest quadrant of Las Vegas, currently consists of 67 acres. The Company also owns a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215. During the year ended December 31, 2004, the Company purchased approximately 54 acres of land in a gaming enterprise district on the southern end of Las Vegas Boulevard at Cactus Avenue for approximately $33.9 million. In addition, the Company leases and has an option to purchase 2.5 acres adjacent to this site. On October 1, 2004, the Company purchased approximately 26 acres of real property and improvements formerly known as the Castaways Hotel Casino and Bowling Center (the "Castaways") in Las Vegas, Nevada, for $33.75 million. The Castaways closed on January 26, 2004, shortly after its former owners filed for bankruptcy. The Company is currently evaluating the potential uses of the property, but does not believe it is competitive and does not intend to operate the facility in its current state.

In April 2004, the Company sold a 27-acre parcel of land, after removing the gaming entitlements, located at the intersection of Boulder Highway and Nellis Boulevard for net proceeds of approximately $10.5 million. In July 2004, the Company sold a 68-acre parcel of land, after removing the gaming entitlements, located at the intersection of Boulder Highway and Tropicana Avenue in eastern Las Vegas for net proceeds of approximately $15.2 million. As a result of the sale of these parcels of land, the Company recorded a loss of approximately $2.7 million for the year ended December 31, 2004.

The Company also has acquired or is under contract to acquire approximately 58 acres of land on which Wild Wild West is located and the surrounding area of which, approximately 27 acres have been acquired as of December 31, 2004. The Company has exercised its option to purchase the 19-acre parcel of leased land on which Wild Wild West is located. Pursuant to the lease, the purchase will occur in July 2005 at a purchase price of approximately $36 million. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets. The Company has also agreed to purchase an additional 12 acres of land and is expected to close on these transactions in the first quarter of 2005.

The Company has acquired certain parcels of land in the Las Vegas valley and near Sacramento, California as part of its future development activities. The Company's decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond the Company's control, no assurances can be made that it will be able to secure additional, acceptable financing in order to proceed with any particular project.

5. INVESTMENTS IN JOINT VENTURES

The Company has investments in two 50% owned joint ventures, Green Valley Ranch Station and Barley's, and a 6.7% investment in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada, that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of the joint ventures. The investment balance also includes interest capitalized during the construction period, which is amortized against the earnings of the joint venture. Investments in joint ventures consist of the following (amounts in thousands):

	December 31,	
	2004	2003
Green Valley Ranch Station (50.0%)	$ 85,274	$ 66,484
Barley's (50.0%)	2,984	2,899
Palms Casino Resort (6.7%)	18,340	17,042
Investments in joint ventures	$ 106,598	$ 86,425

Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	December 31,	
	2004	2003
Current assets	$ 72,451	$ 51,551
Property and equipment and other assets, net	633,592	525,515
Current liabilities	60,605	37,977
Long-term debt and other liabilities	243,430	196,399
Stockholders' equity	402,008	342,690

Summarized results of operations for the joint ventures are as follows (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Net revenues	$ 385,838	$ 327,190	$ 276,051
Operating costs and expenses	302,135	263,481	236,817
OPERATING INCOME	83,703	63,709	39,234
Interest and other expense, net	10,069	12,734	19,450
Net income	$ 73,634	$ 50,975	$ 19,784

The operating earnings from these joint ventures are shown as a separate line item on the Company's consolidated statements of operations after operating income. In addition, interest and other expense from these joint ventures is shown as a separate component under other income (expense) in the Company's consolidated statements of operations. The following table identifies the total equity earnings from joint ventures (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Operating earnings from joint ventures	$ 26,524	$ 20,604	$ 11,293
Interest and other expense from joint ventures	(4,485)	(7,233)	(6,272)
Net earnings from joint ventures	$ 22,039	$ 13,371	$ 5,021

Green Valley Ranch Station

Green Valley Ranch Station is owned by a 50/50 joint venture between the Company and GCR Gaming. In December 2004, Green Valley Ranch Station entered into a new $250 million Second Amended and Restated Loan Agreement (the "Green Valley Facility"), which refinanced the existing $250 million revolving credit facility and term loan. The Green Valley Facility extends the maturity of the revolving portion to December 2009 and the term loan portion to December 2011. The outstanding balance of the Green Valley Ranch Station revolving credit facility as of December 31, 2004, was approximately $200 million.

6. Management Fees

The Company manages Thunder Valley for the UAIC and receives a management fee equal to 24% of net income (as defined in the management agreement). The Company is also the managing partner for both Green Valley Ranch Station and Barley's and receives a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Green Valley Ranch Station and 10% of EBITDA from Barley's. The Company's management fees are included in net revenues on the Company's consolidated statements of operations.

United Auburn Indian Community

The Company has entered into a Development Services Agreement and a Management Agreement with the UAIC. The Company's seven-year Management Agreement was approved by the National Indian Gaming Commission ("NIGC") and expires in June 2010. Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered into by the UAIC and Placer County, California, the Company and the UAIC developed Thunder Valley, a gaming and entertainment facility on approximately 49 acres located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento, which opened on June 9, 2003. In June 2004, the UAIC successfully negotiated a new Tribal-State Gaming Compact ("Amended Compact") with the State of California, which has been approved by the United States Department of the Interior (the "DOI"). The Amended Compact allows an unlimited number of slot machines at Thunder Valley and extends the term an additional 10 years to 2030. The Amended Compact also includes a revenue sharing agreement with the State of California. The UAIC will pay approximately $33.8 million annually to the State of California commencing in January 2005 and additional fees ranging from $11,000 to $13,200 per machine for any slot machines added above the 1,906 machines that were in operation at Thunder Valley prior to the Amended Compact.

On September 17, 2002, the DOI accepted the land into trust on behalf of the UAIC. The acceptance of the land into trust followed the decision of the United States District Court for the District of Washington, D.C., dismissing a lawsuit filed by the cities of Roseville and Rocklin, California, and Citizens for Safer Communities, which challenged the DOI's decision to accept the land into trust. Immediately following the District Court's decision, the plaintiffs appealed the decision to the United States Court of Appeals for the District of Columbia. On November 14, 2003, the Court of Appeals affirmed the dismissal of the lawsuit by the District Court. On February 15, 2004, Citizens for Safer Communities filed a petition for writ of certiorari with the United States Supreme Court, seeking to appeal the decision of the Court of Appeals. The remaining plaintiffs did not seek to appeal the decision. On April 5, 2004, the United States Supreme Court denied Citizens for Safer Communities' petition for writ of certiorari.

7. Asset Impairment

The Company recorded an impairment loss of approximately $18.9 million and $8.8 million in the years ended December 31, 2003 and 2002, respectively, to adjust the carrying value of its goodwill and other assets to their estimated fair value. The $18.9 million impairment loss in 2003 related to the write-off of approximately $17.5 million in goodwill at Fiesta Rancho in accordance with SFAS No. 142 as a result of reduced growth assumptions. The remaining $1.4 million impairment loss in 2003 was primarily related to the write off of the Company's investment in a new slot product development. The impairment of this asset was based upon a decision by the Company to no longer pursue the development of certain slot products. As a result, all of the development costs that the Company had incurred were written off, as they were deemed to have no value.

During the year ended December 31, 2002, approximately $3.9 million of the impairment loss related to the write-down of certain assets related to the Company's investments in an Internet, intra-state gaming platform and related technology. In May 2002, the Nevada Gaming Commission communicated that it had general concerns regarding the security and reliability of Internet gaming platforms. The impairment of these assets was based upon a decision by the Company to no longer pursue Nevada-based Internet gaming activities as a result of the uncertainty of regulatory approval of these types of activities. As a result, all of the hardware, software and internal development costs that the Company had incurred were written off in 2002, as they were deemed to have no value. In addition, approximately $4.9 million of the impairment loss was related to the Company's option to invest in an Internet wagering business. In February 2002, the Company announced that it intended to purchase a 50% interest in Kerzner Interactive Limited (formerly SunOnline Limited) ("Kerzner Interactive"), a wholly owned subsidiary of Kerzner International Limited (formerly Sun International Hotels Limited) ("Kerzner"). Kerzner Interactive was to be the exclusive vehicle for both Kerzner and the Company to pursue the Internet wagering business. In July 2002, the Company converted its agreement to acquire a 50% interest in Kerzner Interactive into an option to do so, and paid $4.5 million for such option. Kerzner decided to discontinue Kerzner Interactive, as it targeted Internet wagering only from jurisdictions that permitted online gaming. As these jurisdictions became more restrictive in their acceptance of Internet gaming, the market size was reduced and competition intensified, resulting in a substantial decrease in the probability of achieving profitability in the short-to-medium term. As a result, the Company wrote off the option payment and other costs related to this investment in 2002.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (amounts in thousands):

	December 31, 2004	December 31, 2003
Accrued payroll and related	$ 40,874	$ 24,774
Accrued interest payable	27,524	14,655
Accrued progressives	5,096	4,459
Accrued group insurance	4,194	2,921
Litigation settlement	–	38,000
Other accrued expenses and current liabilities	34,762	37,047
Total accrued expenses and other current liabilities	$ 112,450	$ 121,856

9. Long-term Debt

Long-term debt consists of the following (amounts in thousands):

	December 31, 2004	December 31, 2003
Revolving credit facility, $1.0 billion limit at December 31, 2004, due December 31, 2009, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (4.9% at December 31, 2004)	$ 51,500	$ 177,000
$6^1/_2$% senior subordinated notes, interest payable semi-annually, principal due February 1, 2014, callable February 1, 2009	450,000	–
6% senior notes, interest payable semi-annually, principal due April 1, 2012, callable April 1, 2008, net of unamortized discount of $1.6 million at December 31, 2004	448,354	–
$6^7/_8$% senior subordinated notes, interest payable semi-annually, principal due March 1, 2016, callable March 1, 2009	350,000	–
$9^7/_8$% senior subordinated notes, interest payable semi-annually, principal due July 1, 2010, callable July 1, 2005, net of unamortized discount of $46 and $1.1 million at December 31, 2004 and 2003, respectively	17,332	373,886
$8^3/_8$% senior notes, interest payable semi-annually, principal due February 15, 2008, called February 15, 2005	16,894	400,000
$8^7/_8$% senior subordinated notes, interest payable semi-annually, principal due December 1, 2008	–	199,900
Other long-term debt, interest at 6.0% at December 31, 2004, maturity dates ranging from 2007 to 2008	6,060	6,082
TOTAL LONG-TERM DEBT	1,340,140	1,156,868
Current portion of long-term debt	(16,917)	(22)
Market value of interest rate swaps	(1,927)	12,089
Total long-term debt, net	$ 1,321,296	$ 1,168,935

Revolving Facility

In December 2004, the Company increased its availability under its revolving credit facility (the "Revolving Facility") to $1.0 billion and extended the maturity by two years to December 2009. The Revolving Facility contains no principal amortization. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of the Company's assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Revolving Facility), as selected by the Company. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on the Company's combined consolidated ratio of debt to Adjusted EBITDA (as defined in the Revolving Facility). As of December 31, 2004, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 1.38%. The maximum margin for Eurodollar Rate borrowings is 2.13%. The maximum margin for Alternate Base Rate borrowings is 0.88%. As of December 31, 2004, the fee for the unfunded portion of the Revolving Facility was 0.25%.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.50 to 1.00 for each quarter and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter. As of December 31, 2004, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.21 to 1.00 and the fixed charge coverage ratio was 2.31 to 1.00. In addition, the Revolving Facility has financial and other covenants, which require that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.50 to 1.00 through December 31, 2005, which reduces to 5.25 to 1.00 on March 31, 2006 through December 31, 2006, to 5.00 to 1.00 on March 31, 2007 through December 31, 2007, to 4.75 to 1.00 on March 31, 2008 through December 31, 2008 and to 4.50 to 1.00 on March 31, 2009. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. As of December 31, 2004, the Company's consolidated funded debt to Adjusted EBITDA ratio was 3.58 to 1.00. The Company has pledged the stock of all of its major subsidiaries.

Senior and Senior Subordinated Notes

During the first quarter of 2004, the Company refinanced substantially all of its senior and senior subordinated notes. The Company issued $1.25 billion in new senior and senior subordinated notes which consists of $450.0 million 6% senior notes due in April 2012, $450.0 million 6½% senior subordinated notes due in February 2014 and $350.0 million 6 ⅞% senior subordinated notes due in March 2016. The proceeds from these offerings were used to redeem or repurchase the $199.9 million 8⅞% senior subordinated notes due in December 2008, to repurchase $357.6 million of the 9⅞% senior subordinated notes due in July 2010, to repurchase $383.1 million of the 8⅜% senior notes due in February 2008 and to reduce amounts outstanding under the Revolving Facility. As a result of these redemptions, the Company recorded a loss on early retirement of debt of approximately $93.3 million in the year ended December 31, 2004 to reflect the write-off of the unamortized loan costs, unamortized discount, call premium, tender fee and consent payments which were partially offset by the fair value of the interest rate swaps that were tied directly to the redeemed senior and senior subordinated notes.

On February 15, 2005, the Company redeemed the remaining $16.9 million of outstanding 8⅜% senior notes due 2008. As a result of the redemption, the Company will record a loss on early retirement of debt of approximately $0.7 million in the first quarter of 2005 to reflect the write-off of the unamortized loan costs and call premium.

The indentures (the "Indentures") governing the Company's senior subordinated notes (the "Notes") contain certain customary financial and other covenants, which limit the Company and its subsidiaries' ability to incur additional debt. At December 31, 2004, the Company's Consolidated Coverage Ratio (as defined in the Indentures) was 4.07 to 1.00. The Indentures provide that the Company may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event the Company's Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits the Company's ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The Indentures also give the holders of the Notes the right to require the Company to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company. In addition, the indenture governing the Senior Notes contains a limitation on liens the Company can incur.

The Company has entered into various interest rate swaps with members of its bank group to manage interest expense. As of December 31, 2004, the Company has interest rate swaps with a combined notional amount of $250.0 million that are tied directly to the Company's 6½% senior subordinated notes and the Company's 6% senior notes. The interest rate swaps convert a portion of the Company's fixed-rate debt to a floating-rate based upon three and six-month LIBOR rates. At December 31, 2004, the Company pays a weighted average rate based on LIBOR, which approximates 3.75% and receives a weighted average rate of 6.33%. The interest rate swaps terminate in April 2012 and February 2014. The net effect of the interest rate swaps resulted in a reduction in interest expense of $7.3 million, $3.6 million and $10.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The interest rate swaps that the Company entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138), which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on the Company's balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, the Company recorded a liability of $2.2 million and an asset of $3.9 million as of December 31, 2004 and 2003, respectively, representing the fair value of the interest rate swaps and a corresponding decrease and increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

In March 2004, the Company terminated an interest rate swap with a notional amount of $50.0 million, which was due to terminate in 2008. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $3.6 million, which is included in the calculation of the net loss on the early retirement of debt as the interest rate swap was tied directly to the redemption of the $400.0 million 8⅜% senior notes.

In December 2002, the Company terminated an interest rate swap with a notional amount of $100 million, which was due to terminate in 2010. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $9.5 million. This interest rate swap was tied directly to the $375 million 9⅞% senior subordinated notes. Approximately $357.6 million of the 9⅞% senior subordinated notes were redeemed in the first quarter of 2004 and, as a result, approximately $7.6 million of the remaining value of this fair value hedge termination was included in the calculation of the net loss on the early retirement of debt.

On October 18, 2002, the Company redeemed its $150 million 9³/₄% senior subordinated notes. The redemption was funded with proceeds from the Revolving Facility. The Company recorded a charge of approximately $10.1 million during the year ended December 31, 2002, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the $150 million 9³/₄% senior subordinated notes. This charge was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to the $150 million 9³/₄% senior subordinated notes, as discussed below. In addition, the Company recorded a loss on early retirement of debt of approximately $1.4 million in 2002 to reflect the write-off of the unamortized loan costs on the previous revolving facility.

In September 2002, the Company terminated an interest rate swap with a notional amount of $150 million, which was due to terminate in 2007. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $5.8 million. This interest rate swap was tied directly to the $150 million 9³/₄% senior subordinated notes. The mark-to-market adjustment was amortized as a reduction of interest expense over the original contract life of the interest rate swap. When the $150 million 9³/₄% senior subordinated notes were redeemed on October 18, 2002, the adjusted basis of the debt as a result of the fair value hedge termination of approximately $5.7 million was included in the calculation of the net loss on the early retirement of the related debt.

The estimated fair value of the Company's long-term debt at December 31, 2004 was approximately $1.38 billion, compared to its book value of approximately $1.34 billion. The estimated fair value amounts were based on quoted market prices on or about December 31, 2004, for the Company's debt securities that are publicly traded. For the Revolving Facility, the fair value approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years ending December 31,	
2005	$ 16,917
2006	25
2007	5,596
2008	415
2009	51,500
Thereafter	1,265,687
Total	$ 1,340,140

10. Commitments and Contingencies

Red Rock

In April 2004, we commenced construction of Red Rock Resort Spa and Casino ("Red Rock") located on Charleston Boulevard at the Interstate 215/Charleston interchange in the Summerlin master-planned community in Las Vegas, Nevada. The initial phase of the property is expected to be completed near the end of the first quarter of 2006. We have also announced plans to accelerate the construction of a phase II expansion. Construction on phase II of Red Rock is expected to begin in the latter part of 2005 and is expected to be completed by the end of 2006. The total project will now include over 2,800 slot machines, over 850 hotel rooms, 94,000 square feet of meeting and convention space, a 35,000 square-foot spa, nine full service restaurants, a 16-screen movie theater complex, a night club and private pool club to be operated by Midnight Oil Company, both indoor and outdoor entertainment venues and parking for almost 5,500 vehicles. As a result of an increase in amenities, an upgrade in the quality of finishes throughout the project, general increases in construction cost and addition of the phase II expansion, the total cost of Red Rock is expected to be approximately $800 million, of which approximately $151.3 million has been spent as of December 31, 2004.

Santa Fe Station Expansion

In 2003, the Company began a $52 million expansion at Santa Fe Station. The expansion includes additional casino space, slot machines, a new movie theater complex, an upgrade of the property's bowling center, a new entertainment venue and bar, a new Kid's Quest facility and other amenities as well as removal of the ice arena. The additional slots, upgrade of the bowling center and new entertainment venue were completed in December 2004. The Company believes the remaining items will be completed in the first quarter of 2005 with the exception of the movie theater complex, which will be completed in April 2005. Approximately $35.8 million has been spent on the expansion as of December 31, 2004.

Sunset Station Expansion

The Company is currently expanding Sunset Station to add a bowling center. The cost of the expansion is expected to be approximately $27 million, of which approximately $9.5 million has been spent as of December 31, 2004. The Company believes that the expansion will be completed in April 2005.

Boulder Station Lease

The Company entered into a ground lease for 27 acres of land on which Boulder Station is located. The Company leases this land from KB Enterprises, a company owned by Frank J. Fertitta, Jr. and Victoria K. Fertitta (the "Related Lessor"), the parents of Frank J. Fertitta III, Chairman of the Board and Chief Executive Officer of the Company and Lorenzo J. Fertitta, Vice Chairman and President of the Company. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $183,333 through June 2008. In July 2008, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2013, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in June 2008, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Texas Station Lease

The Company entered into a ground lease for 47 acres of land on which Texas Station is located. The Company leases this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. The lease has a maximum term of 65 years, ending in July 2060. The lease provides for monthly rental payments of $287,500 through June 2005. In July 2005, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2010, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in May 2005, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Wild Wild West Lease

The Company exercised its option to purchase the 19-acre parcel of land on which Wild Wild West is located in 2003. Pursuant to the lease, the purchase will take place in July 2005 for approximately $36 million. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets at December 31, 2004 and 2003. The Company currently leases this land for approximately $2.9 million per year.

Operating Leases

The Company leases several parcels of land, buildings and equipment used in its operations. Leases on various parcels ranging from 2.5 acres to 47 acres have terms expiring between June 2005 and August 2103. Future minimum lease payments required under these operating leases and other noncancelable operating leases are as follows (amounts in thousands):

Years ending December 31,	
2005	$ 11,199
2006	9,058
2007	8,948
2008	8,855
2009	8,841
Thereafter	449,719
Total	$ 496,620

Rent expense totaled approximately $14.9 million, $13.6 million and $12.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Green Valley Ranch Station

In the fourth quarter of 2003, the Company began a $125 million expansion at Green Valley Ranch Station. The expansion includes hotel rooms, additional meeting space and an expanded spa facility. Construction of the hotel rooms and additional meeting space was completed in December 2004. Construction of the spa facility is expected to be completed in the first quarter of 2005. In connection with the expansion, Green Valley Ranch Station purchased the lease from the spa operator during 2004. Green Valley Ranch Station also terminated the lease of a restaurant at the property and paid the tenant an agreed upon sum during 2004. As a result, the Company has recorded a reduction in earnings from joint ventures of approximately $3.6 million as of December 31, 2004, which represents its 50% share of the total loss. In accordance with the terms of the current loan, a completion guaranty is required to complete the expansion. The completion guaranty is a joint obligation of both partners.

The Federated Indians of Graton Rancheria

The Company has entered into Development and Management Agreements with the Federated Indians of the Graton Rancheria (the "FIGR"), a federally recognized Native American tribe. Pursuant to those agreements, the Company will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected the Company to assist it in designing, developing and financing the project and, upon opening, the Company will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and the Company will receive a management fee equal to 22% of the facility's net income. The Company will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In August 2003, the Company entered into an option to purchase 360 acres of land just west of the Rohnert Park city limits in Sonoma County, California. The proposed site of the project is bordered by Stony Point Road, Wilfred Avenue and Rohnert Park Expressway, approximately one-half mile from Highway 101 and approximately 43 miles from downtown San Francisco. In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United State Department of the Interior ("DOI") accepting the land into trust on behalf of the FIGR and approval of the Management Agreement by the National Indian Gaming Commission ("NIGC"). Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. As of December 31, 2004, the Company had advanced approximately $22.4 million toward the development of this project, primarily to perform due diligence and secure real estate for the FIGR project, which is included in other assets, net on the Company's consolidated balance sheets. Funds advanced by the Company are expected to be repaid with the proceeds of the project financing or from the FIGR's gaming revenues. In addition, the Company has agreed to pay approximately $11.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2004, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Gun Lake Tribe

On November 13, 2003, the Company agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). Concurrently with the Company's agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe ("Gun Lake"), entered into amended Development and Management Agreements, pursuant to which MPM will assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan. The Company has agreed to pay $6.0 million for its 50% interest in MPM, which is payable upon achieving certain milestones and is not reimbursable. As of December 31, 2004, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. An additional $12.0 million in total may be paid by the Company in years six and seven of the amended Management Agreement, subject to certain contingencies. Under the terms of the amended Development Agreement, the Company has agreed to arrange financing for the ongoing development costs and construction of the project. As of December 31, 2004, the Company had advanced approximately $20.2 million toward the development of this project, primarily to secure real estate for the project, which is included in other assets, net on the Company's consolidated balance sheets. Funds advanced by the Company are expected to be repaid from the proceeds of the project financing or from Gun Lake's gaming revenues. The amended Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, the Company's portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The proposed project will be located on approximately 145 acres on Highway 131 near 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project will include up to 2,500 slot machines, 75 table games, a buffet and specialty restaurants. Construction of the project includes the conversion of an existing 192,000 square-foot building into the casino and entertainment facility. Development of the gaming and entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, the signing of a gaming compact by the Governor of the State of Michigan, the DOI accepting the land into trust on behalf of Gun Lake and approval of the Management Agreement by the NIGC. On February 27, 2004, the DOI issued a Finding Of No Significant Impact with respect to the proposed project. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary gonernmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Mechoopda Indian Tribe

The Company has entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the "MITCR"), a federally recognized Native American tribe. Pursuant to those agreements, the Company will assist the MITCR in developing and operating a gaming and entertainment facility to be located on approximately 650 acres in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, the Company has agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by the Company are expected to be repaid from the proceeds of the facility financing or from the MITCR's gaming revenues. As of December 31, 2004, the Company had advanced approximately $5.8 million toward the development of this project, primarily to secure real estate for future development, which is included in other assets, net on the Company's consolidated balance sheets. In addition, the Company has agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2004, $50,000 of these payments had been made and were expensed in development expense as incurred. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility will include approximately 700 slot machines, 12 table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary gonernmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

North Fork Rancheria of Mono Indian Tribe

The Company has entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians (the "Mono"), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, the Company will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. The Company has secured for the benefit of the Mono two parcels of land located on Highway 99 north of the city of Madera. Under the terms of the

Development Agreement, the Company has agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by the Company are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. As of December 31, 2004, the Company had advanced approximately $1.5 million toward the development of this project, primarily to secure real estate for future development, which is included in other assets, net on the Company's consolidated balance sheets. In addition, the Company has agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2004, none of these payments had been made. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility will include approximately 2,000 slot machines, 60 table games, dining, hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary gonernmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

11. Other

Cash Transaction Reporting Violations

In April 2003, the Company became aware of violations of certain gaming regulations regarding the reporting of certain cash transactions. The Company self-reported these violations to the Nevada State Gaming Control Board. The Company, along with the Nevada State Gaming Control Board, has investigated the violations. On September 24, 2004, the Nevada Gaming Commission approved the settlement agreement in which we paid approximately $2.4 million in fines and investigative costs to the State of Nevada. The Company has hired additional staff at each of its properties and has increased the level of internal audit review to prevent this type of violation in the future.

12. Stockholders' Equity

Common Stock

The Company is authorized to issue up to 135 million shares of its common stock, $0.01 par value per share, 77,298,227 shares of which were issued and 10,185,343 shares of which were held in treasury as of December 31, 2004. Each holder of the common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

During the year ended December 31, 2004, the Company paid a quarterly cash dividend of $0.125 per share to shareholders of record on February 12, 2004, $0.175 per share to shareholders of record on May 14, 2004 and August 13, 2004 and $0.21 per share to shareholders of record on November 12, 2004. The total amount paid in dividends for 2004 was $44.3 million. During the year ended December 31, 2003, the Company paid a quarterly cash dividend of $0.125 per share to shareholders of record on August 14, 2003 and November 13, 2003 for a total of $14.9 million.

Preferred Stock

The Company is authorized to issue up to 5 million shares of its preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, the Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

During the year ended December 31, 2004, the Company repurchased approximately 64,000 shares of its common stock for approximately $3.2 million. The Company is authorized to repurchase up to approximately 19.5 million shares of its common stock. As of December 31, 2004, the Company had acquired approximately 10.2 million shares at a cost of approximately $137.7 million.

Other Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to disclose other comprehensive income and the components of such income. Comprehensive income is the total of net income and all other non-stockholder changes in equity. For the years ended December 31, 2004, 2003 and 2002, the Company recorded its 50% interest in the mark-to-market valuation of the interest rate swaps at Green Valley Ranch Station as other comprehensive income (loss). Comprehensive income was computed as follows (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Net income	$ 66,350	$ 44,343	$ 17,932
Mark-to-market valuation of interest rate swaps, net of tax	723	361	(1,695)
Comprehensive income	$ 67,073	$ 44,704	$ 16,237

Rights Plan

On October 6, 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

13. Benefit Plans

Stock Compensation Programs

The Company has adopted a Stock Compensation Program which includes (i) an Incentive Stock Option Plan for the grant of incentive stock options, (ii) a Compensatory Stock Option Plan providing for the grant of nonqualified stock options, (iii) a Restricted Shares Plan providing for the grant of restricted shares of common stock and (iv) a Nonemployee Director Stock Option Plan, providing for the grant of nonqualified stock options. The Company has also adopted the 1999 Stock Compensation Program (combined with the Stock Compensation Program "the Programs"), which includes (i) the 1999 Compensatory Stock Option Plan providing for the majority of the grants of nonqualified stock options to employees who are not officers or directors of the Company and (ii) the 1999 Share Plan which grants shares of the Company's common stock to employees based on their length of service with the Company and restricted shares of common stock are granted. Officers, key employees, directors (whether employee or non-employee) and independent contractors or consultants of the Company and its subsidiaries are eligible to participate in the Programs. However, only employees of the Company and its subsidiaries are eligible to receive incentive stock options.

A maximum of 18,710,500 shares of common stock has been reserved for issuance under the Programs. Options are granted at the current market price at the date of grant. The plan provides for a variety of vesting schedules, including immediate, 20% per year for five years, 10% per year for 10 years, and a cliff vest at the vesting date, to be determined at the time of grant. Generally, all options expire 10 years from the date of grant.

The Programs will terminate 10 years from the date of adoption or extension, unless terminated earlier by the Board of Directors, and no options or restricted shares may be granted under the Programs after such date. Summarized information for the Programs is as follows:

	For the years ended December 31,					
	2004		2003		2002	
	Options	*Weighted average exercise price*	*Options*	*Weighted average exercise price*	*Options*	*Weighted average exercise price*
Outstanding at beginning of the year	9,619,816	$ 11.25	13,533,544	$ 10.59	14,637,783	$ 10.22
Granted	–	–	169,500	$ 19.98	1,649,500	$ 13.70
Exercised	(5,203,316)	$ 10.57	(3,838,986)	$ 8.63	(1,079,667)	$ 8.46
Canceled	(463,800)	$ 12.72	(244,242)	$ 13.15	(1,674,072)	$ 13.07
Outstanding at end of the year	3,952,700	$ 11.96	9,619,816	$ 11.25	13,533,544	$ 10.59
Exercisable at end of year	1,972,850	$ 11.82	5,383,469	$ 10.36	7,133,595	$ 9.05
Options available for grant	456,876		1,182,455		1,497,825	

The following table summarizes information about the options outstanding at December 31, 2004:

	Options Outstanding			*Options Exercisable*	
Range of exercise prices	*Number outstanding at December 31, 2004*	*Weighted average remaining contractual life*	*Weighted average exercise price*	*Number exercisable at December 31, 2004*	*Weighted average exercise price*
$ 3.29 – $ 8.00	247,400	4.10	$ 5.72	205,600	$ 5.32
$ 8.01 – $ 16.00	3,486,450	6.40	$ 11.98	1,707,500	$ 12.39
$ 16.01 – $ 24.00	196,350	7.50	$ 17.62	57,250	$ 17.31
$ 24.01 – $ 31.65	22,500	8.70	$ 29.51	2,500	$ 31.23
	3,952,700	6.32	$ 11.96	1,972,850	$ 11.82

Restricted stock grants of 1,420,413, 383,468, and 50,000 shares were issued under the Programs during the years ended December 31, 2004, 2003 and 2002, respectively. The effect of these grants is to increase the issued and outstanding shares of the Company's common stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Company's common stock on the date of grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense in the accompanying consolidated statements of operations.

The fair value on the grant date of the restricted shares and the amount of compensation expense recognized in connection with the restricted shares is as follows (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Fair value on grant date	$ 65,924	$ 11,472	$ 695
Compensation expense	9,676	3,201	2,973

401(k) Plan

The Company has a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50% of the first 4% of each participating employee's compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company's matching contribution was approximately $2.0 million, $1.8 million and $1.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

14. Executive Compensation Plans

The Company has employment agreements with certain of its executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of the Company's normal coverage for employees. In addition, the Company has adopted a Supplemental Executive Retirement Plan for its Chief Executive Officer and President and a Supplemental Management Retirement Plan for certain key executives as selected by the Governance and Compensation Committee of the Company's Board of Directors. Other executive plans include a Deferred Compensation Plan and a Long-Term Stay-On Performance Incentive Plan.

15. INCOME TAXES

The Company files a consolidated federal income tax return. The provision for income taxes for financial reporting purposes consists of the following (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Income tax provision from continuing operations	$ (38,879)	$ (23,834)	$ (18,508)
Tax benefit from change in accounting principle	–	–	7,170
Total income taxes	$ (38,879)	$ (23,834)	$ (11,338)

The provision for income taxes attributable to net income consists of the following (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Current	$ (10,187)	$ (27,416)	$ (2,852)
Deferred	(28,692)	3,582	(15,656)
Total income taxes	$ (38,879)	$ (23,834)	$ (18,508)

The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:

	For the years ended December 31,		
	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
Lobbying and political	0.4	0.2	0.7
Fines & penalties	0.6	–	–
Meals and entertainment	0.1	0.1	0.6
Credits earned, net	(0.6)	(0.9)	(1.7)
Nondeductible officers compensation	2.4	2.6	2.8
Reduction in liability based on conclusion of an IRS examination	(1.1)	(2.2)	–
Other, net	0.1	0.2	1.3
Effective Tax Rate	36.9%	35.0%	38.7%

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows (amounts in thousands):

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Accrued vacation, bonuses and group insurance	$ 4,986	$ 3,880
Preopening and other costs, net of amortization	4,991	4,434
Net operating loss carryover	53,256	–
Accrued benefits	13,739	11,614
FICA credits	2,846	1,179
Minimum tax credit carryover	20,838	19,999
Other deferred tax assets	5,294	18,253
TOTAL DEFERRED TAX ASSETS	$ 105,950	$ 59,359
Deferred tax liabilities:		
Prepaid expenses and other	$ (10,463)	$ (5,329)
Temporary differences related to property and equipment	(110,309)	(100,027)
Amortization	(5,485)	(1,150)
Other	–	(1,334)
TOTAL DEFERRED TAX LIABILITIES	$ (126,257)	$ (107,840)
Net	$ (20,307)	$ (48,481)

The excess of the tentative minimum tax over the regular federal income tax is a tax credit, which can be carried forward indefinitely to reduce future regular federal income tax liabilities. The Company did not record a valuation allowance at December 31, 2004 or 2003 relating to recorded tax benefits because all benefits are more likely than not to be realized.

During 2004 and 2003, the Internal Revenue Service ("IRS") completed their audits through and including December 31, 2002. Based on the favorable conclusion of their audits, the Company recorded a reduction in its tax contingency reserve of approximately $1.1 million and $1.5 million in the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004, the Company has a tax net operating loss carryover of approximately $152 million that expires in 2024. SFAS No. 109 requires that the tax benefit of a net operating loss be recorded as an asset. Management believes that the realization of this deferred tax asset is more likely than not based on expectations of future taxable income.

As of December 31, 2004, the Company has a capital loss carryover of approximately $85 thousand that is available to offset capital gains. SFAS No. 109 requires that the tax benefit of a capital loss be recorded as an asset. Management believes that the realization of this deferred tax asset is more likely than not based on the characterization of taxable income.

16. Legal Matters

The Company and its subsidiaries are defendants in various lawsuits relating to routine matters incidental to their business. As with all litigation, no assurance can be provided as to the outcome of the following matters and litigation inherently involves significant costs. Following is a summary of key litigation impacting the Company.

Poulos/Ahearn Litigation

On April 26, 1994, a suit seeking status as a class action lawsuit was filed by plaintiff, William H. Poulos, et al., as class representative, in the United States District Court for the Middle District of Florida (the "Florida District Court"), naming 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Station Casinos. On May 10, 1994, a lawsuit alleging substantially identical claims was filed by another plaintiff, William Ahearn, et al., as class representative, in the Florida District Court against 48 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company and most of the other major hotel/casino companies. The lawsuits allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win. The two lawsuits have been consolidated into a single action, and have been transferred to the United States District Court for the District of Nevada (the "Nevada District Court"). On September 26, 1995, a lawsuit alleging substantially identical claims was filed by plaintiff, Larry Schreier, et al., as class representative, in the Nevada District Court, naming 45 manufacturers, distributors, and casino operators of video poker and electronic slot machines, including the Company. Motions to dismiss the Poulos/Ahearn and Schreier cases were filed by defendants. On April 17, 1996, the Poulos/Ahearn lawsuits were dismissed, but plaintiffs were given leave to file Amended Complaints on or before May 31, 1996. On May 31, 1996, an Amended Complaint was filed, naming William H. Poulos, et al., as plaintiff. Defendants filed a motion to dismiss. On August 15, 1996, the Schreier lawsuit was dismissed with leave to amend. On September 27, 1996, Schreier filed an Amended Complaint. Defendants filed motions to dismiss the Amended Complaint. In December 1996, the Nevada District Court consolidated the Poulos/Ahearn, the Schreier, and a third case not involving the Company and ordered all pending motions be deemed withdrawn without prejudice, including Defendants' Motions to Dismiss the Amended Complaints. The plaintiffs filed a Consolidated Amended Complaint on February 13, 1997. On or about December 19, 1997, the Nevada District Court issued formal opinions granting in part and denying in part the defendants' motion to dismiss. In so doing, the Nevada District Court ordered plaintiffs to file an amended complaint in accordance with the Court's orders in January of 1998. Accordingly, plaintiffs amended their complaint and filed it with the Nevada District Court in February 1998. The Company and all other defendants continue to deny the allegations contained in the amended complaint filed on behalf of plaintiffs. The plaintiffs are seeking compensatory, special, consequential, incidental, and punitive damages in unspecified amounts.

On June 25, 2002, the Nevada District Court denied plaintiffs' motion for class certification. On July 11, 2002, plaintiffs filed a petition for permission to appeal such class certification ruling with the United States Court of Appeals for the Ninth Circuit. On August 15, 2002, the Ninth Circuit granted the plaintiffs' petition for permission to appeal such class certification ruling. On January 15, 2004, the Court of Appeals heard oral argument on this matter. On August 10, 2004, the Ninth Circuit affirmed the District Court's order denying the plaintiff's motion for class certification. Accordingly, the matter is scheduled to move forward on behalf of the three named plaintiffs only. While no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

Harrah's Litigation

On July 13, 2001, the Company and five of its major operating subsidiaries were named as defendants in a lawsuit brought by Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. in the United States District Court, District of Nevada (CV-S-01-0825-PMP-RJJ). The plaintiffs allege that the Company and its subsidiaries are liable for unspecified actual and punitive damages, and they seek injunctive and other relief, based on allegations that the Company's "Boarding Pass Rewards Program" infringes on various patents held by the plaintiffs.

On October 4, 2001, the Company and the subsidiaries filed their answer and counterclaim seeking declaratory judgment that Harrah's patents (1) are not infringed by the Company's and the subsidiaries' actions, (2) are invalid under federal patent law and (3) are rendered unenforceable due to Harrah's inequitable conduct. On March 27, 2002, Harrah's filed an amended complaint, which added an additional defendant, Green Valley Ranch Gaming, LLC, which is an affiliate of the Company. On April 22, 2002, the Company and its subsidiaries and affiliate filed their amended answer and counterclaim denying infringement by Green Valley Ranch Gaming, LLC, and alleging Harrah's committed further acts of inequitable conduct.

On January 17, 2003, the Company filed motions for summary judgment or partial summary judgment on several issues: (1) a Motion for Summary Judgment of Patent Unenforceability Due To Inequitable Conduct, (2) a Motion for Summary Judgment of Patent Invalidity Under 35 U.S.C. ss 102 and 103 (lack of novelty and obviousness), (3) a Motion for Partial Summary Judgment of Patent Invalidity Under 35 U.S.C. s 112 (indefiniteness, lack of written description and failure to disclose best mode), (4) a Motion for Partial Summary Judgment of Non-Infringement of U.S. Patent No. 6,003,013, and (5) a Motion for Partial Summary Judgment of Non-Infringement of U.S. Patent No. 6,183,362. That same day, Harrah's filed motions for partial summary judgment on several issues: (1) a Motion for Partial Summary Judgment of Infringement of Claims 15-18 of U.S. Patent No. 5,761,647, (2) a Motion for Partial Summary Judgment of Infringement of Claims 1-2 and 49 of U.S. Patent No. 6,003,013, (3) a Motion for Partial Summary Judgment on Defendants' Invalidity Defenses, and (4) a Motion for Partial Summary Judgment That Certain Third Party Systems Are Not Prior Art. During February and March of 2003, the parties filed oppositions, reply briefs and various motions to strike in response to the summary judgment motions.

On March 23, 2004, the District Court heard oral argument on certain of the summary judgment motions and motions to strike. On May 19, 2004, the District Court granted the Company's motion for summary judgment on Harrah's claims that the Company had infringed upon U.S. Patents Nos. 5,761,647 and 6,183,362, held by Harrah's relating to its customer rewards and tracking program. In granting that motion, the District Court ruled that such patents are invalid as a matter of law due to indefiniteness and lack of enabling disclosure of the claimed subject matter. A substantial portion of the patent infringement claim brought by Harrah's regarding U.S. Patent No. 6,003,013 (the "013 Patent") was also dismissed as a result of that summary judgment ruling. On August 23, 2004, the District Court entered final judgment and declared invalid all claims of U.S. Patent Nos. 5,761,647 and 6,183,362, and all but three claims of the '013 Patent. The final judgment also dismissed with prejudice all claims of the '013 Patent that were not declared invalid, and dismissed without prejudice the Company's counterclaims for declaratory judgment of noninfringement and invalidity.

On September 13, 2004, Harrah's filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit. On October 14, 2004, the Company filed a Notice of Cross Appeal with the Federal Circuit. On February 17, 2005, Harrah's filed its appellate brief with the Federal Circuit. While no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuit will have a material adverse effect on its financial position or results of operations.

Plattner Litigation

On May 2, 2003, the Company and one of its operating subsidiaries, Palace Station Hotel & Casino, Inc. ("Palace Station"), were named as defendants in a lawsuit seeking status as a class action brought by Dov Plattner in the Superior Court of Los Angeles County, California (Case No. CB295056).

The lawsuit seeks to recover for alleged breach of contract, fraud, negligent misrepresentation, breach of covenant of good faith and fair dealing, promissory fraud, unjust enrichment and violations of sections 17200 and 17500, et. seq. of the California Business and Professions Code, all in connection with energy and telephone surcharge fees imposed on Palace Station hotel guests. The plaintiff is requesting unspecified actual and punitive damages, as well as injunctive and other relief.

On November 10, 2003, the defendants filed a response to the complaint denying all liability. On June 18, 2004, the parties entered into a Settlement Agreement and Release (the "Proposed Settlement"). Pursuant to the Proposed Settlement and subject to Superior Court approval, the parties have agreed that the Company will (i) issue two personalized coupons to each Settlement Class Member (as defined in the Proposed Settlement), one for $3.00 and one for $2.50, with each coupon to be good toward a discount of a quoted room rate for a single night's stay at any of the Station Hotels (as defined in the Proposed Settlement), and (ii) pay the plaintiff's reasonable attorneys' fees and expenses in exchange for the plaintiff dismissing the lawsuit (including all claims held by the members of the settlement class and the general public) with prejudice. The Proposed Settlement stipulates that the Company denies any liability with respect to the plaintiff's claims. On October 22, 2004, the Superior Court approved the Proposed Settlement and dismissed the lawsuit with prejudice, except for the claims of eight class members that opted out of the settlement class.

Castillo Litigation

On May 14, 2003, the Company (as a nominal defendant only) and all of its executive officers and directors were named as defendants in a derivative action lawsuit, which also seeks status as a class action, brought by Bernard Castillo in the District Court of Clark County, Nevada (Case No. A467663).

The lawsuit alleges that (1) the director defendants breached their fiduciary duties by failing to make certain disclosures in the Company's 2002 Proxy Statement regarding the sale by the Company of its subsidiary, Southwest Gaming Services, Inc. ("SGSI"), and regarding a proposal seeking shareholder approval of an amendment to the Company's stock option plan; (2) the director defendants breached their fiduciary duties in approving the sale of SGSI and in recommending approval of the option plan amendment; and (3) the purchasers of SGSI and the recipients of certain benefits made possible by the option plan amendment were unjustly enriched. The plaintiff is requesting unspecified actual damages, as well as injunctive and other relief.

On July 21, 2003, the defendants filed a motion to dismiss or, in the alternative, motion to stay all of the plaintiff's claims. On October 24, 2003, the District Court granted the motion to stay all of plaintiff's claims pending the consideration of such claims by a special litigation committee to be formed by the Company in accordance with the Court's order granting such motion. On November 19, 2003, the defendants filed their first amended answer to the complaint. On February 27, 2004, the District Court entered another order extending the stay for another 120 days pending the special litigation committee investigation.

On July 9, 2004, the parties entered into a Stipulation of Settlement (the "Proposed Settlement"). Pursuant to the Proposed Settlement and subject to District Court approval, the parties have agreed that the Company will (i) adopt new language in its Corporate Governance Guidelines, which specifically relates to "interested director transactions," and (ii) pay the plaintiff's attorneys' fees and expenses in exchange for the plaintiff dismissing the lawsuit (including all claims held by the Company and the members of the certified class), with prejudice. The Proposed Settlement stipulates that the Company denies any liability with respect to the plaintiff's claims. On September 13, 2004, the District Court approved the Proposed Settlement and dismissed the lawsuit with prejudice.

17. Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share amounts)	*Net revenues*	*Operating income*	*Income (loss) before income taxes and change in accounting principle*	*Net income (loss) applicable to common stock*	*Diluted earnings (loss) per common share*
Year ended December 31, 2004					
First quarter (a)	$ 238,965	$ 63,651	$ (46,497)	$ (29,758)	$ (0.48)
Second quarter (b)	240,177	62,328	45,328	29,010	0.43
Third quarter (c)	242,862	58,608	45,670	29,086	0.43
Fourth quarter (d)	264,738	72,468	60,728	38,012	0.55
Year ended December 31, 2003					
First quarter (e)	$ 199,561	$ 40,550	$ 19,938	$ 12,561	$ 0.21
Second quarter (f)	210,005	48,002	32,743	20,628	0.33
Third quarter (g)	218,670	49,880	31,431	19,802	0.32
Fourth quarter (h)	229,853	2,639	(15,935)	(8,648)	(0.14)

(a) Includes development expense of approximately $4.0 million and loss on early retirement of debt of approximately $93.3 million.

(b) Includes development expense of approximately $2.2 million and preopening expense of approximately $0.3 million.

(c) Includes development expense of approximately $2.1 million and preopening expense of approximately $0.3 million.

(d) Includes development expenses of approximately $2.4 million and preopening expense of approximately $0.3 million.

(e) Includes an impairment loss of approximately $1.4 million primarily related to the write-off of an investment in the development of a new slot product (see Note 7).

(f) Includes development fees of approximately $3.6 million from Thunder Valley.

(g) Includes development fees of approximately $0.8 million from Thunder Valley. Also includes development expenses of approximately $2.9 million.

(h) Includes development fees of approximately $0.2 million from Thunder Valley, development expenses of approximately $1.4 million, a goodwill impairment loss of approximately $17.5 million at Fiesta Rancho (see Goodwill and Other Intangibles in Note 1) and a litigation settlement of $38.0 million.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent auditors have issued an audit report on our assessment of the company's internal control over financial reporting. This report appears on page 140.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of the Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Station Casinos, Inc. and its subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Las Vegas, Nevada
February 18, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Station Casinos, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting (see page 138), that Station Casinos Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board, the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004 of the Company and our report dated February 18, 2005 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Las Vegas, Nevada
February 18, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Station Casinos, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Station Casinos, Inc. and subsidiaries (the "Company") (a Nevada corporation) for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Station Casinos, Inc. and subsidiaries for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles," and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

Deloitte & Touche LLP
Las Vegas, Nevada
January 29, 2003

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock trades on the New York Stock Exchange under the symbol "STN". The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as reported on the New York Stock Exchange.

	High	*Low*
Year Ending December 31, 2004		
First Quarter	$ 44.17	$ 30.04
Second Quarter	50.94	41.35
Third Quarter	49.73	40.57
Fourth Quarter	59.12	46.15
Year Ending December 31, 2003		
First Quarter	$ 21.67	$ 16.55
Second Quarter	25.87	20.49
Third Quarter	32.96	24.85
Fourth Quarter	33.50	27.80

As of February 28, 2005, there were 551 holders of record of our common stock and the closing price of our common stock was $60.94.

During the year ended December 31, 2004, the Company paid a quarterly cash dividend of $0.125 per share to shareholders of record on February 12, 2004, $0.175 per share to shareholders of record in May 14, 2004 and August 13, 2004 and $0.21 per share to shareholders of record in November 12, 2004. The total amount paid in dividends for 2004 was $44.3 million. During the year ended December 31, 2003, the Company paid a quarterly cash dividend of $0.125 per share to shareholders of record on August 14, 2003 and November 13, 2003 for a total of $14.9 million. The payment of dividends in the future will be at the discretion of our Board of Directors. Restrictions imposed by our debt instruments and other agreements limit the payment of dividends (see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Description of Certain Indebtedness and Capital Stock").

Corporate Information

Board of Directors
Frank J. Fertitta III
Lorenzo J. Fertitta
Lee S. Isgur
Lowell H. Lebermann, Jr.
James E. Nave, D.V.M.
Robert E. Lewis

Corporate Headquarters
Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
702-367-2411 or
800-544-2411

Mailing Address
Station Casinos, Inc.
P.O. Box 29500
Las Vegas, Nevada 89126-3300

Other Information
Room Reservations:
800-634-3101
Internet: www.stationcasinos.com

Independent Auditors
Ernst & Young LLP
3800 Howard Hughes Parkway
Suite 1450
Las Vegas, Nevada 89109

Legal Counsel
Milbank, Tweed,
Hadley & McCloy LLC
601 South Figueroa Street
30th Floor
Los Angeles, California 90017

Annual Report on Form 10-K
The Annual Report on Form 10-K of Station Casinos, Inc. filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Glenn C. Christenson, Chief Financial Officer and Treasurer, at the corporate mailing address.

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 AM Pacific Daylight Time, on May 18, 2005, at Green Valley Ranch Station, 2300 Paseo Verde Parkway, Henderson, Nevada 89052. March 24, 2005 is the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders.

Common Stock
The Company's common stock trades on the New York Stock Exchange under the symbol "STN".

Other Publicly Traded Securities
Over-the-Counter

Station Casinos, Inc.
9⅞% Senior Subordinated Notes
Due July 1, 2010

Station Casinos, Inc.
6½% Senior Subordinated Notes
Due February 1, 2014

Station Casinos, Inc.
6⅞% Senior Subordinated Notes
Due March 1, 2016

Station Casinos, Inc.
8⅜% Senior Notes
Due February 15, 2008

Station Casinos, Inc.
6% Senior Notes
Due April 1, 2012

Agent and Trustees
Wells Fargo Shareowner Services
161 North Concord Exchange
South Saint Paul, Minnesota 55075

Wachovia Bank N.A.
123 South Broad Street
Philadelphia, Pennsylvania 19109
Trustee for the 9⅞%
Senior Subordinated Notes

The Bank of New York
5 Penn Plaza
New York, New York 10001
Trustee for the 8⅜% Senior Notes

Law Debenture Trust
Company of New York
767 Third Avenue
New York, New York 10017
Trustee for the 6½% and 6⅞%
Senior Subordinated Notes
and the 6% Senior Notes

Forward-Looking Statement

When used in this report and elsewhere by management from time to time, the words "believes", "anticipates" and "expects" and similar expressions are intended to identify forward-looking statements with respect to the financial condition, results of operations and the business of Station Casinos, Inc. (the "Company") and its subsidiaries including the expansion, development and acquisition projects, legal proceedings and employee matters of the Company and its subsidiaries. Certain important factors, including but not limited to, financial market risks, could cause the Company's actual results to differ materially from those expressed in the Company's forward-looking statements. Further information on potential factors which could affect the financial condition, results of operations and business of the Company and its subsidiaries, including, without limitation, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, development and construction risk, regulatory matters and litigation are included in the filings of the Company with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

STATION CASINOS INC®

Station Casinos:

Premier Provider of Gaming & Entertainment

Residents of the Las Vegas area currently enjoy eight major gaming and entertainment facilities and five smaller casinos. Our properties are easily accessible from anywhere in the Las Vegas valley, with more than 80 percent of the population living within a five-mile radius of one of our properties. Nearly all of our properties are master-planned for expansion, enabling us to incrementally add to our existing properties as demand dictates. We also own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas local's market. In addition, we manage Thunder Valley Casino on behalf of the United Auburn Indian Community near Sacramento, California and have entered into agreements with other Native American tribes to manage casinos on their behalf.

> > >

Our Investment Thesis:

Execute Classic Supply/Demand Theory

Since the inception of our Company in 1976, we have consistently focused on catering to a local market, the first, and still the most significant of which, is the Las Vegas local's market.

While the Las Vegas local's market has always been very strong thanks to the demand generated by a vibrant economy, substantial population growth, investment in the community, and a growing employment base, a paradigm shift regarding supply has taken place, culminating in the passage by the Nevada State Legislature of Senate Bill 208 in 1997.

> > >

Projected Local's Market Gaming Revenue:
(in thousands)

ASSUMES 2% ANNUAL INCREASES THROUGH 2010



3,171
2010
2,501
2005
1,790
2000

Managed Properties												
THUNDER VALLEY CASINO SACRAMENTO, CA	6/03	-	49	2,715	98	-	4	5	-	-	-	-
Under Construction												
RED ROCK RESORT LAS VEGAS, NV	3/06	100%	70	2,800	60	850	9	8	16	-	-	3,500
Totals			508	24,039	482	4,097	63	55	68	120	-	18,300

Financial Highlights

	Years Ended December 31,				
(In thousands, except per share data)	2004	2003	2002	2001	2000
Statement of Operations Data:					
Net revenues	$ 986,742	$ 858,089	$ 792,865	$ 836,857	$ 990,060
Operating income	$ 257,055	$ 141,071	$ 145,910	$ 138,335	$ 241,194
Operating income and earnings from joint ventures	$ 283,579	$ 161,675	$ 157,203	$ 140,839	$ 242,812
Net income applicable to common stock	$ 66,350	$ 44,343	$ 17,932	$ 19,369	$ 93,505
Diluted earnings per common share	$ 1.00	$ 0.72	$ 0.30	$ 0.32	$ 1.48
Weighted average common shares outstanding	66,264	61,850	60,730	60,037	63,116
Balance Sheet Data:					
Capital expenditures	$ 305,156	$ 179,655	$ 20,138	$ 450,088	$ 358,763
Total assets	$2,045,584	$1,745,972	$1,598,347	$1,656,122	$1,440,428
Long-term debt	$1,338,213	$1,168,957	$1,165,722	$1,237,090	$ 989,625
Stockholders' equity	$ 488,921	$ 339,939	$ 270,678	$ 248,904	$ 288,887

Projected Clark County Population:
(in thousands)

SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH


2,089
2010
1,819
2005
1,394
2000

LOCAL'S MARKET GAMING REVENUE:

(in millions)

SOURCE: ESTIMATED USING NEVADA GAMING CONTROL BOARD REVENUE REPORTS AND PUBLIC COMPANY FILINGS



3,200
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
$1,023
$1,157
$1,249
$1,457
$1,610
$1,790
$1,871
$2,100
$2,187
$2,355
$2,724
$3,171
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2007
2010

As of December 31, 2004

Las Vegas Operations	Opening/ Acquisition Date	Ownership Percentage	Acreage	Slots	Tables	Rooms	Restaurants	Fast Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking
PALACE STATION LAS VEGAS, NV	7/76	100%	38	1,847	53	1,008	7	4	-	-	-	1,900
BOULDER STATION LAS VEGAS, NV	8/94	100%	46	2,852	42	300	5	9	11	-	Yes	1,900
TEXAS STATION N LAS VEGAS, NV	7/95	100%	47	2,450	37	200	5	7	18	60	Yes	3,500
SUNSET STATION HENDERSON, NV	6/97	100%	82	2,613	53	457	8	6	13	-	Yes	2,900
SANTA FE STATION LAS VEGAS, NV	10/00	100%	38	2,558	34	200	4	6	-	60	-	1,500
FIESTA RANCHO N LAS VEGAS, NV	1/01	100%	25	1,602	16	100	4	3	-	-	-	1,000
FIESTA HENDERSON HENDERSON, NV	1/01	100%	46	1,400	29	224	4	-	-	-	-	-
WILD WILD WEST LAS VEGAS, NV	7/98	100%	19	240	10	262	1	-	-	-	-	-
WILDFIRE LAS VEGAS, NV	1/03	100%	5	243	-	-	1	-	-	-	-	-
MAGIC STAR HENDERSON, NV	8/04	100%	2	190	-	-	1	-	-	-	-	-
GOLD RUSH HENDERSON, NV	8/04	100%	1	169	-	-	1	-	-	-	-	-
Joint Ventures												
GREEN VALLEY RANCH STATION HENDERSON, NV	12/01	50%	40	2,161	50	496	8	6	10	-	-	2,100
BARLEY'S CASINO AND BREWERY HENDERSON, NV	1/96	50%	-	199	-	-	1	1	-	-	-	-

Total Employment Las Vegas Metropolitan Area:
(in thousands)

SOURCE: NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND REHABILITATION



1,000
900
800
700
600
500
0
566
620
660
692
741
772
779
806
841
886
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


LAS VEGAS
2004-05
SANTA FE STATION
FIESTA
TEXAS STATION
red rock
GOLD RUSH
FIESTA
MAGIC Star
STATION CASINOS
2004-05 LAS VEGAS GRAPHICS LEGEND
MAJOR SHOPPING
COLLEGES & UNIVERSITIES
CASINOS
PARKS & GOLF COURSES
BLM LAND
MASTER PLANNED COMMUNITIES
AIRPORTS & INDUSTRIAL PARKS
COMMERCIAL MIXED USE
COUNTY OWNED LAND
INDIAN COMMUNITY
NELLIS AIR FORCE BASE
DOWNTOWN CASINO KEY
Landiscor
3930 Paradise Road • Suite 100
Las Vegas, Nevada 89169
Phone 702-476-6290
Fax 702-476-4758
www.landiscor.com
2005 STATION LAND HOLDINGS KEY
Location (Name) Acreage
1. Rhodes Ranch 67
2. Summerlin South 49
3. Cactus & Interstate 15 55
4. Boulder Hwy. & Charleston Blvd. 25